Brand New Growth

Beazer Homes USA, Inc. 2003 Annual Report




RECD S.E.C.
JAN 1 3 2004
1086


Beazer
Homes

A Decade of Performance

Midwest
The acquisition of Crossmann Communities in 2002 provided us a major presence in the Midwest. Today, this region accounts for approximately 19 percent of home closings. Our operations include major cities such as Indianapolis, Columbus and Cincinnati.



West
The West accounts for 30 percent of home closings. Our operations in California, Arizona and Nevada date to approximately 1993. We expanded to Colorado in 2001 through the acquisition of Sanford Homes in Denver.

Mid-Atlantic
We entered this region in 1998 through the acquisition of Trafalgar House Properties, Inc. Today, the Mid-Atlantic states comprise approximately nine percent of home closings and include operations in Baltimore, Washington, DC, and suburban areas of Virginia, New Jersey and Pennsylvania.

Central
Texas represents eight percent of home closings, all of which are concentrated in two of the nation's fastest growing markets, Dallas and Houston. We have been active in Texas since 1995.

Southeast
These states represent 34 percent of home closings in 16 metropolitan areas, including Atlanta, where we began in 1985. Recent expansion in this region has been in Memphis and Myrtle Beach.

Top Metro Areas for Job Growth (Projected by 2012)

Metro Area	Total Est. Job Growth	Beazer Presence
Phoenix	577,000	√
Atlanta	541,000	√
Dallas	522,000	√
Washington, D.C.	489,000	√
Chicago	409,000	
Las Vegas	364,000	√
Tampa	349,000	√
Riverside-San Bernardino	341,000	√
Orlando	341,000	√
Houston	338,000	√

Source: John Burns Real Estate Consulting

FY 2003 Closings by State


Kentucky 1%
Ohio 4%
Florida 10%
Indiana 14%
N. Carolina 10%
New Jersey/
Pennsylvania 2%
Maryland/
Delaware 2%
Virginia 5%
S. Carolina 7%
Georgia 3%
Tennessee/
Mississippi 4%
Texas 8%
Colorado 2%
Arizona 9%
California 13%
Nevada 6%

The Company's operations encompass a well-diversified geographic foc print, the majority of which is in the fastest growing regions of the coun

Business Description

Beazer Homes USA, Inc. is the sixth largest homebuilder in the country based on number of homes closed. Our operations are geographically diversified in 19 states in the Southeast, West, Central, Mid-Atlantic and Midwest United States. Our market strategy focuses on a value-oriented product offering targeting primarily entry-level and first-time move-up buyers. Our strategy for consistently achieving profitable growth focuses on initiatives that leverage our size, capabilities and best practices, strengthen our brand identity and capitalize on our broad geographic profile through increased market penetration. Headquartered in Atlanta, Georgia, we have been listed on the New York Stock Exchange since 1994 under the symbol "BZH."

Financial Highlights

BEAZER HOMES USA, INC.

(in thousands, except homes closed and per share amounts)

Year ended September 30,	2003	2002	2001
Statements of Operations Data			
Homes closed	15,409	13,603	9,059
Total revenue	$3,177,408	$2,641,173	$1,805,177
Net income	172,745	122,634	74,876
Diluted earnings per share	12.78	10.74	8.18
Balance Sheet at Year-End			
Total assets	$2,212,034	$1,892,847	$ 995,289
Total debt	741,365	739,100	395,238
Stockholders' equity	993,695	799,515	351,195
Return Data			
Return on average capital (pre-tax)	20.8%	21.4%	24.6%
Return on average equity	19.3%	21.3%	24.1%

See Footnotes to Selected Financial Data beginning on page 25 for certain definitions.

We're Ready for Another Great Era of Growth.
Over the past decade, Beazer Homes has grown dramatically
to become a national top-ten builder.
How do we build upon this already impressive track record?

New consumer branding
New market penetration
New profitability initiatives

All designed to generate



Net Income
(in millions)
$180
$135
$90
$45
$0
CAGR 47%
$36.9
$43.6
$74.9
$122.6
$172.7
1999
2000
2001
2002
2003

Fiscal 2003 net income rose 41 percent on revenue growth of 20 percent over fiscal 2002, demonstrating significant improvement in profit margin. With 2003 net income hitting an all-time high of $172.7 million, we have increased net income over ten-fold during the past decade.

Contents



Letter To Shareholders

Dear Shareholders,

Beazer Homes is at a turning point. This annual report marks our tenth year as a public company. Since our initial public offering in 1994, we've transformed the Company from a regional builder into one of the nation's largest. In the process, the Company has built an impressive foundation of assets, skills, people and capital. Even more importantly, we are proud to have helped thousands realize the quintessential American dream of home ownership and to have rewarded our shareholders with a significant level of value creation. Now, it's time to take this foundation to an entirely new level of performance. Continued positive industry trends combined with our national scope, strong customer orientation and solid financial platform should enable us to achieve an era of Brand New Growth.



Ian J. McCarthy
President and Chief Executive Officer

Brian C. Beazer
Non-Executive Chairman of the Board

Indeed, we have demonstrated over the past decade that we can grow and achieve record-setting results in a variety of different business environments – from the booming economy of the late 1990s to the economic weakness of the past several years. Though this weakness continued during fiscal 2003, homebuilding remained strong and once again Beazer Homes posted record results.

For the fiscal year 2003, home closings increased 13 percent to 15,409, an annual record. For the first time, we generated annual revenues in excess of $3 billion, representing a 20 percent increase year-over-year. Net income reached an all-time record of $172.7 million, up 41 percent over 2002 and resulting in earnings per share of $12.78, up 19 percent from the prior year.

We were very pleased with our strong performance in fiscal 2003, during which we surpassed numerous milestones, illustrating our ongoing commitment to profitable growth.

At September 30, 2003, our backlog stood at 7,426 homes with a sales value of $1.6 billion, up 14 percent and 27 percent respectively from the backlog homes and sales value at September 30, 2002, providing an excellent platform for another strong performance in fiscal 2004.

A Time to Take Stock

While generating record sales and earnings certainly consumed much of our energy in fiscal 2003, the past 12 months have also been a period of intense planning for us. After several years of rapid growth, driven both organically and through acquisition, the time was right to take a fresh, comprehensive view of the business and determine a set of strategic priorities that will enable Beazer Homes to realize new potential. To do so, we took three major areas into consideration – homebuilding industry trends, the Company's industry position and its core strengths. At the same time, we considered the evolving needs of our customers, who represent a greater degree of diversity than we've seen in the past.


Revenues
(in millions)
$4,000
$3,000
$2,000
$1,000
$0
CAGR 23%
$1,394
$1,528
$1,805
$2,641
$3,177
1999
2000
2001
2002
2003

Revenues have grown at a strong 23 percent compounded annual rate over the past five years and topped $3 billion for the first time ever in fiscal year 2003.


Home Closings
16,000
12,000
8,000
4,000
0
CAGR 19%
7,589
7,857
9,059
13,603
15,409
1999
2000
2001
2002
2003

Fiscal 2003 home closings rose 13 percent over 2002, while our five-year compounded annual growth rate was 19 percent. Over the past decade, closings have nearly quadrupled from approximately 4,000 in 1994.

Continued Positive Homebuilding Industry Trends

On the industry front, the outlook remains positive. The same industry trends that we outlined in last year's annual report show no signs of abatement. For the foreseeable future, we expect housing demand to remain strong due to household formation growth, largely driven by population and demographic trends. Similarly, housing supply is and will remain tight as a result of constraints in entitled land and capital availability. These constraints should lead to continued industry consolidation and expanding market share for large builders. In short, we expect the same industry trends upon which Beazer Homes has been able to capitalize in the past to remain in place well into the next decade.

Strong Position as Sixth Largest Homebuilder

As we consider Beazer Homes' position within the overall market, it is useful to put the past decade in context. The differences between our operations today and when we went public in 1994 are striking. At that time, Beazer Homes operated in nine states and closed just under 4,000 homes in a year. Today, our operations span 19 states across the Southeast, West, Central, Mid-Atlantic and Midwest regions of the United States, and the number of homes closed has nearly quadrupled. In addition to organic growth, our increased size and scale have been the result of several meaningful and strategic acquisitions.

Today Beazer Homes is among the ten largest homebuilders in the United States, ranking sixth in terms of home closings. In the process of moving up the ranks, the Company has consistently translated its operational and financial growth into value creation for its shareholders. Since 1994, revenues have increased by a factor of nearly six, and net income increased over ten times.

Core Strengths & Priorities

Clearly, when we contemplate Beazer Homes' future today, we are dealing with a vastly different operational scope and market position than ten years ago. Not everything, however, has changed. The same qualities that catapulted us into homebuilding's top ten are alive and well within our organization today. These qualities include:

- A national reputation for quality construction that delivers customer value consistently.


Beazer
Homes




New Orders
18,000
13,500
9,000
4,500
0
7,535
8,228
10,039
13,610
16,316
1999
2000
2001
2002
2003

New orders reached a record high and a 20 percent year-over-year increase.

- A strong customer orientation that ensures we understand our target markets and that we build homes specifically to meet the desires and needs of these markets.
- A solid record of operational performance that has been marked by consistent financial performance and a track record of industry innovation.

Against the backdrop of a favorable industry outlook, it is clear that the key to Beazer Homes' continued growth and prosperity is to leverage our traditional core strengths across the enviable geographic footprint we have built over the past decade. To put it simply – we need to do what we've always done well, but on a much bigger and broader scale. To lead this effort, we have embarked upon three strategic growth initiatives:

- to further strengthen the Beazer Homes brand nationally;
- to more clearly define and understand our target buyers in order to achieve increased market penetration; and
- to expand margins through operational enhancements and improved productivity.

A Stronger National Consumer Brand

Industry consolidation and increased competitiveness will make this the era of the large national builder. Though we have moved into the top echelon of national builders, it is imperative that Beazer Homes distinguish itself in the minds of buyers. While many things have changed in our industry, one has not – a home purchase remains a highly personal and important decision. Good recommendations, referrals from friends and family and repeat purchases by loyal customers can impact sales significantly. For this reason, we have undertaken a major branding initiative that extends across all divisions of the Company. The over-arching goal is to establish Beazer Homes as a unified consumer brand across all regions in which we operate – one company, one name, one logo, one message and one purpose.

This effort has been two years in the making and has included intensive assessment of the Beazer Homes brand, including those characteristics that set us apart. From this we have developed a position that promises, "to provide an enjoyable customer experience plus value." This position encompasses a new tag line, new visual graphics across all collateral and marketing materials, and extensive employee orientation and training. We are committed to making



Unit Backlog
14%
9,000
7,426
6,519
6,000
3,000
0
FY 2002
FY 2003



Dollar Backlog
(in millions)
27%
$1,800
$1,645
$1,293
$1,200
$600
$0
FY 2002
FY 2003

Record backlog at fiscal year-end was up 14 percent and 27 percent over 2002, in units and sales value respectively. This provides excellent visibility moving forward into fiscal 2004.

this effort far more than a marketing exercise; rather, it is truly about uniting our entire organization under one set of values and attributes in order to deliver an exceptional experience and value to our customers, and in turn, to our shareholders.

Clearly Defined Customer Markets and Increased Market Penetration

The centerpiece of our brand strategy is to be as customer-centric as possible: the buyer should always be at the center of all strategic thinking. To this end, we have completed a major market segmentation study that has focused on psychographic profiles of target buyers as well as demographic trends that create new market opportunities. We have used these insights to refine our traditional base of entry-level and move-up buyers, to understand what factors motivate them and to better plan our products to meet their needs.

Beazer Homes has historically focused on a value-oriented product offering, targeting entry-level and first-time move-up buyers. While our focus on delivering exceptional value has remained consistent, we have broadened our product expertise through acquisitions. As new builders have come into the Beazer Homes organization, we have broadened our product portfolio, diversified price points and gained expertise in adjacent market segments. Much of this activity, however, has been contained to specific geographic markets. Going forward, a key top-line growth driver will be to leverage broadened product lines and expertise across our more expansive geographic profile, resulting in greater penetration of markets in which we already have an established presence.

Margin Expansion Initiatives and Growth Targets

As we move to unify the Company under one brand and increase market penetration, we also have the opportunity to leverage our size, capabilities and best practices to push margin expansion. To this end, we are creating economies of scale in materials purchasing and construction and applying best practices in order to simplify and standardize procedures throughout the company. We are streamlining product designs and option offerings to maximize cost efficiency and capitalizing on our information technology capabilities. Our focus on increased market penetration will also allow us to leverage the fixed-cost infrastructure that we already have in place.



Collectively, we believe these initiatives have the potential to expand margins to the industry median over the next two to three years. We believe these margin enhancements combined with our top-line growth initiatives and a continued robust homebuilding environment should enable us to generate earnings per share in the range of $14.00-$14.75 in fiscal year 2004, representing approximately 10-15 percent growth over 2003.

Management Transitions

During the remarkable growth of the last ten years, our organization has been fortunate to keep the same senior management team largely intact. Change, however, is inevitable, and it occurred in August with the retirement of David Weiss, our Chief Financial Officer. David was a key member of our IPO team and made significant contributions to Beazer Homes' development in the past ten years. We are fortunate that he will remain associated with Beazer Homes as a consultant while Jim O'Leary, formerly Executive Vice President of Corporate Development, has taken over as Executive Vice President and Chief Financial Officer.

On a similar note, we also bid farewell and extend many thanks to Thomas Howard, who retired from the Board of Directors after nine years of service. In his place, we welcome Stephen P. Zelnak, Jr., Chairman and CEO of Martin Marietta Materials, Inc. In addition, Katie J. Bayne, Senior Vice President, Integrated Marketing, North America for The Coca-Cola Company has recently joined our board, which continues to have a majority of independent directors who comprise the membership of all board committees. When Sarbanes-Oxley was enacted in the summer of 2002, many of the new requirements mandated by the law had been in effect at Beazer Homes for quite some time. We have continued to demonstrate our commitment to sound corporate governance by adopting additional measures designed to fully comply with the requirements of Sarbanes-Oxley and other resulting regulations in advance of required timelines.

Total Assets
(in millions)


$2,400
$1,800
$1,200
$600
$0
$995
$1,893
$2,212
FY 2001
FY 2002
FY 2003

Total assets have more than doubled in the past two years.


Total Capitalization
(in millions)
$1,800
$1,500
$1,200
$900
$600
$300
$0
53%*
48%*
43%*
2001
2002
2003
Stockholders' Equity
Total Debt
*Debt as a % of Total Capitalization

We further strengthened an already strong balance sheet in fiscal 2003 by improving interest coverage ratios and debt-to-total capitalization.

A Tradition of Growth

We are not only convinced that the strategies outlined here are filled with potential for new growth, but we also know that we have the talent to capitalize on and execute these opportunities. That talent lies within the men and women who comprise our organization today. Their commitment and dedication to our customers and our shareholders will be what ultimately sets us apart from the competition in the future. For this, we extend our most sincere thanks and appreciation.

In the past decade, Beazer Homes has not only achieved strong growth and outstanding financial performance, but it has built on a tradition of helping people realize their dreams. It's humbling and rewarding to think of how many families Beazer Homes has touched through years of building homes. But what truly excites us is that this tradition may still have its best days ahead of it. And for that, we look forward to the next decade of Brand New Growth.

Sincerely,

Brian C. Beazer
Non-Executive Chairman

Ian J. McCarthy
President and Chief Executive Officer

December 31, 2003


Beazer
Homes

A Look at the Housing Industry's Future

A Q&A With Beazer Homes Executives

Q *Much of Beazer Homes' growth over the past decade has corresponded with one of the best housing markets ever. Can we expect this to continue?*

A **Ian McCarthy:** Yes. The same supply and demand dynamics that we have enjoyed in recent years are likely to be in place for well into the next decade. Household formation – one of the biggest demand drivers – is expected to increase by nearly 1.2 million a year over the next decade, the result of demographic trends including continued immigration, continued predominance of the baby boomers and the echo boomers coming of age.

Jim O'Leary: On the supply side, the gap between housing starts and population growth remains large. We remain near historical lows for months supply of unsold homes, while increasing scarcity of entitled land puts a real limit on supply.

Q *The homebuilding industry in general, and the public homebuilder's results in particular, have been less cyclical in the last decade. Will this continue, or will we revert to the cyclicality of previous decades?*

A **McCarthy:** The supply and demand fundamentals that we just outlined have helped dampen cyclicality and will continue to do so. In past instances of significant cyclicality, these fundamentals have been considerably different, with both inventories and prices increasing significantly. Currently, inventory levels are at record lows, and housing price increases are largely in step with increases in disposable income, with very limited exceptions. Housing held up through the boom of the 1990s and through the economic downturn since 2000. In





fact, ours was essentially the only industry to support the economy during the recession. The homebuilding industry, and the supporting mortgage financing industry, have become considerably more sophisticated and professionally managed during this period. I am hopeful that some of the old stereotypes about homebuilders and the homebuilding industry are finally fading, and future valuations will reflect this.

Q *In the past several years, organic growth and acquisitions have dramatically increased Beazer Homes' presence in the industry. Why is it so important to be a big builder in this day and age?*

A **Mike Furlow:** Large builders have operational advantages that are significant and sustainable. Historically, homebuilding has been a very fragmented business. Large, regional builders have certainly existed, yet collectively, smaller builders possessed considerable market share. Today, critical activities such as acquiring land and gaining entitlements require more financial resources and flexibility – something that large, publicly held companies possess. Large builders also have the ability to build a brand relationship with consumers. If done well, this is a huge advantage, because it instills customer trust. When people buy a house, they want more than anything else to trust their builder. It's the biggest purchase most people make in their lifetime, and a trusted builder with credibility can make them much more comfortable about their decision.







Ian J. McCarthy
President and
Chief Executive Officer

Ian McCarthy has been the President and Chief Executive Officer and has served as a director of Beazer Homes since the IPO in 1994. McCarthy served as President of predecessors of Beazer Homes since 1991. Overall, he has 23 years experience with companies in the U.S., U.K. and Far East.

Michael H. Furlow
Executive Vice President
Chief Operating Officer

Mike Furlow joined Beazer Homes in 1997 as the Executive Vice President for Operations. In this capacity, the Division Presidents report to Furlow, and he is responsible for the performance of those operating divisions. During the preceding 12 years, he was with another major builder in various field and corporate roles.

James O'Leary
Executive Vice President
Chief Financial Officer

Jim O'Leary joined Beazer Homes in June 2002 as Executive Vice President, Corporate Development. In August 2003, he was appointed Executive Vice President and Chief Financial Officer. O'Leary was previously with U.S. Industries, Inc. from 1995 to 2002. From 2000 to 2002, O'Leary was Chairman and CEO of LCA Group, Inc., U.S. Industries' global lighting subsidiary. He is a licensed Certified Public Accountant.

O'Leary: Advantages also come from purchasing power and enhanced technological capabilities. For example, Beazer Homes leverages its buying power through a national accounts strategy in which we are evaluating, selecting and growing volume with partners strategically on a preferred or exclusive basis. We also enjoy advantages in greater availability and lower cost of capital. In short, size creates sustainable competitive advantages for large players.



Q *Has Beazer Homes capitalized fully on these advantages as a top ten builder?*

A **O'Leary:** We have capitalized on these advantages in the past, as evidenced by improving margins; however, a significant upside still exists. The past decade has been about expanding our size and geographic diversity to now take many of our initiatives to a higher level. The next ten years are about leveraging this size and diversity to achieve growth through focused product expansion and market penetration, as well as by driving best practices and other profitability initiatives.

Q *What prompted the Company's branding initiative?*

A **McCarthy:** We started this process two years ago, when we saw that changing industry dynamics created an opportunity for Beazer Homes to distinguish itself in the market. This has not been an overnight exercise, but rather an enormous undertaking of research, analytics, planning and development, all with an aim of ensuring that we consistently apply a customer-centric focus throughout our organization and live up to our commitment to earning the trust of customers, employees and partners through open communication, responsiveness and respect.

Q *So how will Beazer Homes differentiate itself in the marketplace?*

A **Furlow:** Our brand strategy has many components, but the customer is the constant focus. We're investing a tremendous amount of time and resources in training our employees – our brand ambassadors. Our goal is to impart brand values every time we come into contact with a buyer or potential buyer. If we can do this, then I have no doubt that Beazer Homes will reinforce and strengthen an already solid reputation, giving the customer an even more enjoyable experience and exceptional value.


Beazer
Homes

Q&A With Beazer Homes Executives *Continued*

Q *Will the Company remain focused on the entry-level and move-up segments of the market?*

A **McCarthy:** This has been our focus historically, and providing exceptional *value* will continue to be our emphasis. Over time, however, the definition of "value" has evolved to encompass a variety of price points and features. In addition, customer profiles and demographic trends are broader. First-time buyers, for example, used to imply families. Today, this market counts singles as a major customer segment. Similarly, the influence of minorities, particularly the Hispanic market, is a vast opportunity.

Furlow: And within the markets we serve, there are different types of buyers motivated by different factors, such as price and style. One of the great opportunities that acquisitions have provided us is a broader product line and more diversified price points. A key to our organic growth is to utilize this broader portfolio across our customer base, increasing both depth and breadth in our markets.





Q *Beazer Homes has always had a strong technology orientation. What role is technology playing in profitability initiatives?*

A **O'Leary:** Technology enables all of our profitability initiatives, including purchasing, scheduling and design efficiency best practices initiatives. The latest InformationWeek 500 ranked Beazer Homes the highest of any homebuilder. Clearly, technology is a competitive advantage and one that we intend to maintain.



Q *It seems like you are making a lot of changes at Beazer Homes. What is your growth strategy going forward?*

A **McCarthy:** We see it as building upon the solid foundation we have established in terms of size, experience, capabilities and talent. At the same time, we recognize that an evolving Beazer Homes and an evolving industry bring about change and new opportunities. One thing that has not and will not change is our absolute commitment to delivering outstanding financial performance by providing maximum value to our customers.

Our strategy for achieving this focuses on initiatives that leverage our size, capabilities and best practices to achieve improved efficiencies, strengthen our brand identity and capitalize on our broad geographic profile through focused product and price-point expansion.


Beazer
Homes

The past 12 months have been a period of tremendous planning and activity at Beazer Homes, as the Company embarks upon its next era of growth. In the following pages, read how a major branding campaign, new approaches to market segmentation and an array of efficiency initiatives will enable us to distinguish Beazer Homes in the marketplace, better meet the needs of future homeowners and increase productivity – all with the goal of building shareholder value.

We're Rolling Out a Stronger National Consumer Brand

The next decade in homebuilding will be dominated by large builders who not only have financial wherewithal and operational acumen, but also a strong consumer awareness and positive identity in the marketplace. With every intention to be among them, Beazer Homes began working two years ago to reinforce and better focus its brand. The objective was two-fold. After several years of rapid growth in diverse geographic markets, it was time to present ourselves as one company with one name, one logo, one message and one purpose. Even more important, the brand assessment provided us with the opportunity to contemplate what our industry will look like over the next decade and to position the Company to compete as effectively as possible. The resulting strengthened brand identity, which we began rolling out in October 2003, captures the best of Beazer Homes' traditional strengths, while imparting the message and values that will set us apart in the years to come.


Beazer
Homes



Extensive work and collaboration of a cross-disciplinary team of Beazer Homes employees made possible the development and implementation of Beazer Homes' strengthened brand and strategy. Gonzalo Romero, Vice President Planning and Design; Joseph Thompson, Vice President National Brand; and Marilyn Gardner, Vice President Sales and Marketing, are just three of over 100 Beazer Homes employees who worked together to determine how Beazer Homes will keep its brand promise in all interactions with customers and stakeholders, in essence, bringing the Beazer Homes brand to life.

BRAND ASSESSMENT RESULTS

We undertook a rigorous research effort that encompassed surveys, focus groups and over 1,300 interviews with every constituency possible – buyers, lost buyers, realtors, and other industry professionals – to assess the Company's image and strengths in the marketplace. This research explored a broad range of attributes associated with homebuilding – construction quality, value, trust, floor plan appeal, customer service, location, reputation, neighborhood amenities, stability and industry leadership. Among the findings: Beazer Homes is well-regarded within the industry, and customers find the Company approachable. At the same time, lack of a unified single brand resulted in inconsistencies in the Company's image across markets. Interestingly, our research revealed that no builder is dominant in the minds of consumers and that builder brands today are largely undifferentiated. We see this as an opportunity. With operations in 19 states that extend from the East to the West Coasts, we are well positioned to establish a national level of recognition and awareness among consumers.


Beazer
Homes



EXTERNAL POSITIONING

"Someday starts today" – Beazer Homes' new tag line is based on a simple premise: home ownership is an integral part of the American way and is key to the validation of many people's fondest hopes. The line not only works well for first-time buyers, but also through the entire lifecycle of a customer as they move up to better homes and eventually their dream home. Most important, the line focuses on the needs and desires of Beazer Homes' most important person – the customer.


Someday starts today.


Beazer
Homes

We're Rolling Out a Stronger National Consumer Brand *Continued*

BRAND AMBASSADORS

A brand is more than a logo and a tag line. It is what every member of the Beazer Homes team does and says. Everything a customer experiences at any point in the home buying and owning process is part of the Beazer Homes brand. And essentially, every interaction between a Beazer Homes employee and a customer is an opportunity to strengthen the brand. A key element of the brand strategy entails extensive training for all current employees and new ones going forward. The objectives of these training sessions are to communicate the idea that every Beazer Homes employee is a Beazer Homes Brand Ambassador; to emphasize a culture where every member of the team champions the brand and to look for additional ways to improve, enhance and strengthen the brand.

Top-Ten Homebuilders' Market Share
(Based on New Home Sales)

Industry consolidation has helped top-ten builders more than double their market share in the past decade. This reflects the numerous advantages of size and scale, including financial flexibility, purchasing power and operating leverage.

BRAND PROMISE

Our brand is a customer-centric one, underscored by a promise "to provide an enjoyable customer experience plus value." In order for each and every member of the Beazer Homes team to fulfill this promise, we utilize brand filters – a series of questions to ensure the core brand values are upheld. Employees are encouraged to ask themselves, for example, "Can I deliver what I am about to promise?" in order to consistently build customer trust.

Beazer Homes

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New Home Counselor


Beazer
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o 919•752•1004
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Homes

We're Better Aligning Buyers, Markets and Products

Home buyers today comprise a far more diverse group than the traditional "married with two children" of yesteryear. Consider these facts:

- Married couples without children and singles dominate household growth; indeed, 60 percent of single women own their own home.
- Immigrants have contributed 25 percent to household growth in recent years, while minorities will account for nearly two-thirds of household growth over the next decade.
- Baby boomers, the largest population segment in America, boost the number of 45 – 64 year olds, increasing the demand for amenity-rich homes, second homes and active adult community homes.

A more diverse home-buyer profile implies more diverse needs. A first-time buyer with a family and a single first-time buyer may want the same price, but the family may want a larger home, and the single person may want more design amenities. Both of these buyers fall within our target market, yet their purchasing decisions and motivations may be far apart. Fortunately, we are better positioned than ever to offer a diverse line of products to the increasingly diverse population in the markets we serve.



Household Formation: 1950-2010
(Households in millions)
140
105
70
35
0
(estimate)
120.0
104.7
93.3
80.8
63.4
52.8
43.6
1950 1960 1970 1980 1990 2000 2010

Source: U.S. Census Bureau

Household formation is a primary driver of housing demand.



A MORE DIVERSE PRODUCT PORTFOLIO

Historically, Beazer Homes has focused on value-oriented product offerings that target entry-level and first-time move-up buyers. While the focus on value has remained consistent, we have broadened our product expertise in recent years through acquisition. An example is found in Denver, where Sanford Homes, acquired two years ago, features homes that start at a higher price point than Beazer Homes products in other markets. Last year's acquisition of Crossmann Communities in the Midwest introduced a line of homes at price points lower than the Beazer Homes average, enabling us to better target buyers for whom price is the primary driver in the buying decision. The net effect is that Beazer Homes collectively has a broader range of homes at more diversified price points in its portfolio today, all of which build upon the Beazer Homes tradition of providing value. And, even more important, we have the necessary internal expertise to build homes targeted to specific segments of the market. Our ability to put this expertise to work throughout the Company in different markets is a major opportunity to drive top-line growth.


1
2


Households by Type: 1970-2000
2000
1990
1980
1970
0%
20%
40%
60%
80%
100%
Married Couples With Own Children
Married Couples Without Own Children
Other Family Households
Singles and Other Non-Family Households

Source: U.S. Census Bureau

Over the past 30 years, the definition of the American household has diversified dramatically.

The homes featured on these pages are just a sample of the diverse variety and value Beazer Homes provides to our customers throughout the country:

1. *Indianapolis, IN*
2. *Charlotte, NC*
3. *Phoenix, AZ*
4. *Nashville, TN*
5. *Metro Washington, D.C.*
6. *Tampa, FL*
7. *Orange County, CA*
8. *Denver, CO*
9. *Southern New Jersey*


Beazer
Homes

We're Better Aligning Buyers, Markets and Products *Continued*

As such, we are undertaking a focused effort on a national basis to effectively identify our target buyers in each of our geographic markets and deploy the diverse product expertise we have established across markets. A major emphasis, therefore, will be on growth in existing markets by effectively increasing depth and breadth in those markets. This allows us to meet the needs of more buyers in each market.

We are employing various market research tools to segment our customers based on lifestyle and psychographic preferences. At the same time, we conducted a comprehensive review of all our home plans through "Plan-Fest," which catalogued and aligned them to the various customer segments using uniform national guidelines. This will enable us to more effectively deploy our product expertise to respond to evolving local market needs. Ultimately, we can better leverage local market expertise, existing infrastructure and land positions under this approach. The results we believe will be three-fold. Broader product offerings will drive top-line growth. More consistency and standardization will enhance margins. And, most important, we will build more of the homes that best fit our buyers' diverse needs, reinforcing the customer-centric focus that is critical to our brand.










The Foreign-Born Have Contributed Fully One-Quarter of Recent Household Growth (Households in millions)
5
4
3
2
1
0
U.S.
South
West
Midwest
Northeast
Foreign-Born
Native-Born

Source: *Joint Center for Housing Studies of Harvard University*

Foreign-born residents have contributed fully one-quarter of household growth in recent years.



Minorities Will Contribute Nearly Two-Thirds of Household Growth Over the Next Decade


Asian/Other 4%
Hispanic 9%
Black 12%
White 75%

Share of Households: 2000
Total Households = 105.5 Million


Asian/Other 13%
White 36%
Hispanic 31%
Black 20%

Share of Household Growth: 2000-2010
Total Growth = 11.7 Million

Source: *Joint Center for Housing Studies of Harvard University*

Minorities are expected to contribute nearly two-thirds of household growth through 2010.


Beazer
Homes

We're Targeting a
Higher Level of Efficiency

While strengthening our brand and pursuing focused product expansion and greater market penetration are keys to future organic growth, no less important are specific initiatives aimed at maximizing the profitability of that growth. We believe this will be accomplished by leveraging the full potential of Beazer Homes' size, capabilities and best practices to achieve improved efficiencies in all that we do. Combined, the branding, market penetration and profitability initiatives will drive sales and expand margins, leading to profitable growth and ultimately to greater value for our shareholders.

LEVERAGE SIZE TO CREATE ECONOMIES OF SCALE

As a $3 billion-plus homebuilder, Beazer Homes is positioned now more than ever to leverage our size, scale and scope to create significant economies of scale. For example, we have prioritized our national accounts purchasing program as an area for further margin enhancement. Elements of this program include maximizing rebates through standardized specifications with fewer manufacturers, as well as evaluating, selecting and growing strategically with partners on a preferred or exclusive basis. By negotiating win-win agreements with our supplier partners, we are able to reduce the direct costs of building homes, and translate those savings into exceptional value for our customers and enhanced profitability for Beazer Homes, a key to our strategy.

We are further leveraging our information technology capabilities, which are widely acknowledged as some of the most innovative in the industry, across strategic functions including design, purchasing, construction, scheduling and finance.

Furthermore, through our geographic expansion, we have an established infrastructure in the most attractive markets in the country. Leveraging these fixed costs through increased market penetration is yet another example of achieving improved profitability through increased economies of scale.

Earnings Per Share



$14.00
$10.50
$7.00
$3.50
$0
CAGR 32%
$4.15
$5.05
$8.18
$10.74
$12.78
1999
2000
2001
2002
2003

During the past five years, EPS has grown at a compounded annual rate of 32 percent.

PRACTICING OUR BEST

Throughout our history, Beazer Homes has embraced a "best practices" mentality. Our opportunity now is to further formalize and institutionalize the "Best of Beazer," creating top-of-mind awareness of best practices across the organization. Our "best practices" initiative is charged with simplifying and standardizing many of the common functions throughout the Company. These functions include bid management, vendor/contract management, specification and option management, variance management, scheduling and technology optimization. Such areas are candidates for simplification and standardization, which can result in faster, more efficient capital utilization and ultimately lead to a higher level of productivity throughout the organization.

EFFECTIVE PRODUCTS AT AN EFFICIENT PRICE

Building the right home at the right price is the key to a satisfied buyer and a profitable transaction. Better aligning floor plans and products with target market segments is instrumental to building the right home, but doing so at the right price requires another step. As with any consumer product, features and pricing must be aligned with costs. This is the rationale behind a company-wide review that is focused on providing our customers with the highest value and the most choice in their homes by targeting the right level of amenities. As we better identify which home plans work best with various segments of the market, it is essential that these plans encompass the right set of specifications. These specifications must strike the appropriate balance between cost and customer desires.



EBIT* Margins



12%
10%
8%
6%
4%
6.2%
6.5%
8.6%
9.3%
10.7%
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003

** See Footnotes to Selected Financial Data beginning on page 25 for a reconciliation of EBIT to the most directly comparable GAAP measure.*

An increased focus on efficiency already has resulted in an improvement in EBIT margin of 140 basis points over fiscal 2002.

Through this process, we intend to streamline product development, more effectively target plans and specifications to likely buyers in new neighborhoods and better monitor the sales and profitability of individual floor plans. In particular, the scope of work reviews will enable us to better position our design studios. These design studios enable home buyers to select a variety of options and upgrades to customize their homes. They are an integral part of our competitive strategy in the marketplace and a high-margin profit center for our business. More refinement of product options and pricing in these design studios represents a significant opportunity to further expand our margins.

OUR GOAL: BRAND NEW GROWTH

A new logo, brand ambassador training, market segmentation, purchasing programs, best practices – all of these initiatives have one common theme: enhanced growth and profitability. We believe a higher level of profitability will be driven by top-line growth that is a result of a stronger, nationally recognized brand that offers product lines aligned with clearly defined target markets. While increasing sales, these initiatives also will bring stronger uniformity and consistency to the organization, which in turn can be utilized to enhance productivity and expand margins. The result is brand new growth that benefits all Beazer Homes constituencies–our customers, our employees, our partners and our shareholders.



Beazer
Homes

Board of Directors

BRIAN C. BEAZER, 68
is the Non-Executive Chairman of Beazer Homes' Board of Directors and has served as director of Beazer Homes since its IPO in 1994.

From 1968 to 1983 Mr. Beazer was Chief Executive Officer of Beazer PLC, a United Kingdom company, and then was Chairman and CEO of that company from 1983 to the date of its acquisition by an indirect, wholly-owned subsidiary of Hanson PLC (effective December 1, 1991). During that time, Beazer PLC expanded its activities to include homebuilding, quarrying, contracting and real estate, and it became an international group with annual revenue of approximately $3.4 billion.

Mr. Beazer was educated at the Cathedral School, Wells, Somerset, England. He is a director of Beazer Japan, Ltd., Seal Mint, Ltd., Jade Technologies Singapore Ltd., United Pacific Industries Ltd., Jacuzzi Brands, Inc. and Numerex Corp., and he is a private investor.

LAURENT ALPERT, 57 (1)(3)(4)
has served as a director since February 2002. Mr. Alpert is a partner in the international law firm of Cleary, Gottlieb, Steen & Hamilton. He joined Cleary, Gottlieb, Steen & Hamilton in 1972 and became a partner in 1980. He received his undergraduate degree from Harvard College and a law degree from Harvard Law School. Mr. Alpert is a director of the International Rescue Committee, a non-profit organization providing relief and resettlement services to refugees.

KATIE J. BAYNE, 37 (2)(4)
is Senior Vice President, Integrated Marketing, North America for The Coca-Cola Company, responsible for the Integrated Communications/ Media, Promotions, Sports Marketing, Entertainment Marketing and Packaging Integration functions in North America. Since joining The Coca-Cola Company in 1989, she has held various marketing positions in Atlanta, Los Angeles and Sydney, Australia. She has a diverse range of experience in the areas of brand management, new products, consumer strategy, category management and customer business development. Ms. Bayne holds a bachelor of arts degree from Duke University and a master of business administration from the Fuqua School of Business at Duke University. She currently sits on the board of Imagine It! The Children's Museum of Atlanta.

IAN J. McCARTHY, 50
is the President and Chief Executive Officer of Beazer Homes USA and has served as a director of Beazer Homes since the IPO in March 1994. Mr. McCarthy has served as President of predecessors of Beazer Homes since January 1991 and was responsible for all United States residential homebuilding operations in that capacity. During the period May 1981 to January 1991, Mr. McCarthy was employed in Hong Kong and Thailand becoming a director of Beazer Far East and from January 1980 to May 1981 was employed by Kier, Ltd., a company engaged in the United Kingdom construction industry which became an indirect, wholly-owned subsidiary of Beazer PLC.

Mr. McCarthy is a Chartered Civil Engineer with a bachelor of science degree from The City University, London. Mr. McCarthy currently serves as Chairman of HomeAid's National Advisory Board, a member of the Metro Atlanta Chamber Board of Directors, and a Trustee for the Woodruff Arts Center, Atlanta, GA.

DAVID E. (NED) MUNDELL, 71 (1)(3)(4)
has served as a director of Beazer Homes since its IPO. Mr. Mundell is currently an advisor and director of ORIX USA Corporation, a financial services company, and served as Chairman of ORIX from 1991 to 1999. During the period 1959 to 1990, he held various positions within United States Leasing International, Inc., retiring as Chairman in 1990. Mr. Mundell attended the Royal Military College of Canada, McGill University and Harvard Business School.

MAUREEN E. O'CONNELL, 42 (1)(2)(4)
was appointed a director of Beazer Homes in May 2002. Ms. O'Connell was named President and COO of Gartner, Inc. in October 2003. She joined Gartner in September 2002 as Executive Vice President, Chief Financial and Administrative Officer. Prior to joining Gartner, Ms. O'Connell was the Chief Financial Officer of Barnes & Noble, Inc. since 2000. She also held similar positions at Publishers Clearing House from 1998 to 2000, BMG Direct from 1997 to 1998 and Primedia, Inc. from 1990 to 1997. Ms. O'Connell was also employed by Equitable Financial Companies from 1988 to 1990 and Cooper's and Lybrand (now PricewaterhouseCoopers) from 1985 to 1988. Ms. O'Connell received her undergraduate degree in accounting and economics at the New York University Stern School of Business and is a Certified Public Accountant.

LARRY T. SOLARI, 61 (2)(3)(4)
has served as a director of Beazer Homes since the IPO. From 1998 to 2001, Mr. Solari was the Chairman and CEO of BSI Holdings, Inc. in Carmel, California. He was the Chairman and CEO of Sequentia, Inc. from 1996 to 1997 and President of the Building Materials Group of Domtar, Inc. from 1994 to 1996. He was President of the Construction Products Group of Owens-Corning Fiberglas from 1986 to 1994. He held various other positions with Owens-Corning Fiberglas since 1966. Mr. Solari earned a bachelor of science degree in industrial management and a master of business administration degree from San Jose State University and is a graduate of Stanford University's Management Program. Mr. Solari is a director of Pacific Coast Building Products, Inc., Atrium Companies, Inc., Aneco, Inc., Listman Homes Technologies and Performance Contracting Group. He is a past director of the Policy Advisory Board of the Harvard Joint Center for Housing Studies and an Advisory Board Member of the National Home Builders Association.

STEPHEN P. ZELNAK, Jr., 58 (1)(2)(4)
is the Chairman and Chief Executive Officer of Martin Marietta Materials, Inc. He joined Martin Marietta Corporation in 1981 and prior to assuming his current position in 1993, was the President of Martin Marietta Corporation's Materials Group and of Martin Marietta's Aggregates Division. Mr. Zelnak received a bachelor's degree from Georgia Institute of Technology and master's degrees in administrative science and business administration from the University of Alabama System. He has served as Chairman of the North Carolina Citizens for Business and Industry and is the past Chairman of the North Carolina Community College Foundation. He serves on the Advisory Boards of North Carolina State University and Georgia Institute of Technology.

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating/Corporate Governance Committee
(4) Independent within the meaning of the Sarbanes–Oxley Act and NYSE listing standards.


Beazer
Homes

Financial Information

Management's Responsibility for Financial Reporting and System of Internal Controls

BEAZER HOMES USA, INC.

FINANCIAL STATEMENTS
The accompanying consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Deloitte & Touche LLP's audit report included on page 61 provides an independent opinion as to the fairness of presentation of the consolidated financial statements.

SYSTEM OF INTERNAL CONTROLS
The Company maintains a system of internal controls over financial recording and reporting which is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded in accordance with the Company's policies and procedures and which ultimately will result in the preparation of reliable financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system has inherent limitations – including the possibility of the overriding of controls – and therefore can provide only reasonable, not absolute, assurance with respect to financial statement preparation.

The Company has assessed its internal control system as of September 30, 2003, in relation to criteria for effective internal control over preparation of its published annual (and interim) financial statements described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commissions. Based on this assessment, the Company believes that, as of September 30, 2003, its system of internal controls over the preparation of its published annual (and interim) financial statements met these criteria. Deloitte & Touche LLP also reviews and tests the effectiveness of these systems to the extent they deem necessary to determine the extent of audit procedures needed in connection with their audit of the consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed of Directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The independent auditors have unrestricted access to the Audit Committee.



Ian J. McCarthy
President and Chief Executive Officer



James O'Leary
Executive Vice President and Chief Financial Officer



Michael Rand
Senior Vice President, Corporate Controller

Selected Financial Data

BEAZER HOMES USA, INC.

(dollars in thousands, except per share amounts)

Year Ended September 30,	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA:		(iii)			
Total revenue	$3,177,408	$2,641,173	$1,805,177	$1,527,865	$1,394,074
Operating income	279,155	193,174	121,027	75,623	61,800
Net income	172,745	122,634	74,876	43,606	36,934
Net income per common share:					
Basic	13.41	11.64	9.19	5.28	4.59
Diluted	12.78	10.74	8.18	5.05	4.15
BALANCE SHEET DATA (end of year):					
Cash	$ 73,372	$ 124,989	$ 41,678	$ –	$ –
Inventory	1,723,483	1,364,133	844,737	629,663	532,559
Total assets	2,212,034	1,892,847	995,289	696,228	594,568
Total debt	741,365	739,100	395,238	252,349	215,000
Stockholders' equity	993,695	799,515	351,195	270,538	234,662
SUPPLEMENTAL FINANCIAL DATA:					
Cash provided by/(used in):					
Operating activities	$ (40,978)	$ 59,464	$ (25,578)	$ (18,726)	$ 34,080
Investing activities	(6,552)	(314,633)	(72,835)	(11,805)	(98,004)
Financing activities	(4,087)	338,480	140,091	30,531	(3,684)
EBIT (i)	340,980	245,060	155,983	99,189	86,013
EBITDA (i)	354,200	254,513	165,236	106,041	91,521
Interest incurred	65,295	51,171	35,825	30,897	26,874
EBIT/interest incurred	5.22x	4.79x	4.35x	3.21x	3.20x
EBITDA/interest incurred	5.42x	4.97x	4.61x	3.43x	3.41x
FINANCIAL STATISTICS (ii):					
Total debt as a percentage of total debt and stockholders' equity	42.7%	48.0%	53.0%	48.3%	47.8%
Asset Turnover	1.55x	1.83x	2.13x	2.37x	2.49x
EBIT Margin	10.7%	9.3%	8.6%	6.5%	6.2%
Return on average assets (pre-tax)	16.6%	17.0%	18.4%	15.4%	15.4%
Return on average capital (pre-tax)	20.8%	21.4%	24.6%	20.4%	19.9%
Return on average equity	19.3%	21.3%	24.1%	17.3%	17.0%

(i) EBIT and EBITDA: EBIT (earnings before interest and taxes) equals net income before (a) previously capitalized interest amortized to costs and expenses; and (b) income taxes. EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by adding depreciation and amortization for the period to EBIT. EBIT and EBITDA are not generally accepted accounting principles (GAAP) financial measures. EBIT and EBITDA should not be considered alternatives to net income determined in accordance with GAAP as an indicator of operating performance, nor an alternative to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. Because some analysts and companies may not calculate EBIT and EBITDA in the same manner as Beazer Homes, the EBIT and EBITDA information presented above may not be comparable to similar presentations by others.

EBITDA is a measure commonly used in the homebuilding industry and is presented to assist in understanding the ability of our operations to generate cash in addition to the cash needed to service existing interest requirements and ongoing tax obligations. By providing a measure of available cash, management believes that this non-GAAP measure enables holders of our outstanding senior indebtedness to better understand our cash performance and our ability to service our debt obligations as they currently exist and as additional indebtedness is incurred in the future. The measure is useful in budgeting and determining capital expenditure levels because it enables management to evaluate the amount of cash that will be available for discretionary spending.

A reconciliation of EBITDA and EBIT to cash provided/(used) by operations, the most directly comparable GAAP measure, is provided below for each period presented:

Year Ended September 30,	2003	2002	2001	2000	1999
Net cash provided/(used) by operating activities	$(40,978)	$ 59,464	$(25,578)	$(18,726)	$34,080
Increase in inventory	328,893	152,990	153,668	97,104	23,129
Provision for income taxes	112,784	79,425	47,872	27,879	23,610
Interest amortized to cost of sales	55,451	43,001	33,235	27,704	25,469
Increase in accounts payable and other liabilities	(96,224)	(71,781)	(38,721)	(39,654)	(26,058)
Change in book overdraft	–	–	(20,095)	11,219	8,876
Increase (decrease) in accounts receivable and other assets	14,702	(2,010)	16,837	1,671	4,467
Loss on early extinguishment of debt	(7,570)	–	(1,202)	–	–
Tax benefit from stock transactions	(11,502)	(12,235)	(3,837)	–	–
Other	(1,356)	5,659	3,057	(1,156)	(2,052)
EBITDA	354,200	254,513	165,236	106,041	91,521
Less depreciation and amortization	13,220	9,453	9,253	6,852	5,508
EBIT	$340,980	$245,060	$155,983	$ 99,189	$86,013

(ii) Asset turnover = (total revenue divided by average total assets); EBIT margin = (EBIT divided by total revenues); Return on average assets = (EBIT divided by average total assets); Return on average capital = (EBIT divided by average total debt plus stockholder' equity); Return on average equity = (net income divided by average stockholders' equity).

(iii) As discussed in Management's Discussion and Analysis and in Note 2 to the Consolidated Financial Statements, Beazer Homes acquired Crossmann Communities effective April 17, 2002.

GENERAL

Homebuilding: We design, sell and build single-family homes in the following regions and states:

Southeast	West	Central	Mid-Atlantic	Midwest
Florida	Arizona	Texas	Delaware	Indiana
Georgia	California		Maryland	Kentucky
Mississippi	Colorado		New Jersey	Ohio
North Carolina	Nevada		Pennsylvania	
South Carolina			Virginia	
Tennessee				

We intend, subject to market conditions, to expand in our current markets through focused product expansion and price point diversification and to consider entering new markets either through expansion from existing markets or through acquisitions of established regional homebuilders. We seek to be one of the five largest builders in each of the markets that we serve.

Most of our homes are designed to appeal to entry-level and first time move-up homebuyers, and are generally offered for sale in advance of their construction. Once a sales contract has been signed, we classify the transaction as a "new order" and include the home in "backlog." Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. We do not recognize revenue on homes in backlog until the sales are closed and the risk of ownership has been transferred to the buyer.

Crossmann Acquisition: On April 16, 2002, our stockholders and the stockholders of Crossmann Communities, Inc. ("Crossmann") approved the merger of Crossmann into one of our wholly-owned subsidiaries, and the merger became effective on April 17, 2002. Crossmann built single-family homes in Indiana – its home base – with operations in Kentucky, Mississippi, North Carolina, Ohio, South Carolina and Tennessee and was a leading regional builder in these markets prior to the merger. We have included Crossmann's operating results in our consolidated financial statements since April 1, 2002, less an imputed interest charge on the cash portion of the merger consideration for the period April 1, 2002, through April 16, 2002.

The aggregate merger consideration we paid consisted of approximately 3.9 million shares of our common stock (approximately $308.6 million) and $191.6 million in cash. In connection with the merger, we also repaid approximately $125.4 million of Crossmann debt. The cash portion of the merger consideration and the repayment of Crossmann debt upon the merger were funded from proceeds from our issuance of $350 million 8⅜% Senior Notes due 2012 in a private placement on April 17, 2002.

Ancillary Businesses: We have established several businesses to support our core homebuilding operations. We operate design studios in the majority of our markets. Through design studios, homebuyers can choose non-structural upgrades and options for their new homes. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corporation, or Beazer Mortgage and Crossmann Mortgage Corp., or Crossmann Mortgage. Beazer Mortgage and Crossmann Mortgage originate, process and broker mortgages to third-party investors. Beazer Mortgage and Crossmann Mortgage generally do not retain or service the mortgages that they broker. We also provide title services to our homebuyers in many of our markets. We will continue to evaluate opportunities to provide other ancillary services to our homebuyers.

Critical Accounting Policies: Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with accounting principles generally accepted in the United States of America, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Inventory Valuation: Housing projects and land held for development and sale are stated at cost (including direct construction costs, capitalized indirect costs, capitalized interest and real estate taxes) unless facts and circumstances indicate that the carrying value of the assets may be impaired. We assess these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill: Goodwill is subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying amount exceeds the fair value, goodwill is considered impaired. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our operating divisions is considered a reporting unit. The fair value of each reporting unit is based on expected discounted future cash flows.

We evaluate whether events and circumstances have occurred that indicate that goodwill may be impaired. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds implied fair value of that goodwill. We performed our annual impairment test of goodwill as of April 30, 2003, and determined that goodwill was not impaired.

Homebuilding Revenues and Costs: Revenue from the sale of a home is recognized when the closing has occurred and the risk of ownership is transferred to the buyer. All associated homebuilding costs are charged to cost of sales in the period when the revenues from home closings are recognized. Homebuilding costs include land and land development costs (based upon an allocation of such costs, including costs to complete the development, or specific lot costs), home construction costs (including an estimate of costs, if any, to complete home construction), previously capitalized indirect costs (principally for construction supervision), capitalized interest and estimated warranty costs. Sales commissions are included in selling, general and administrative expense when the closing has occurred. All other costs are expensed as incurred.

Warranty Reserves: We provide a limited warranty (ranging from one to two years) of workmanship and materials with each of our homes. Such warranty covers defects in plumbing, electrical, heating, cooling and ventilating systems and major structural defects. In addition, we provide a ten year warranty with each of our homes, covering major structural defects only. Since we subcontract our homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors. We record reserves covering our anticipated warranty expense for each home closed. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and claims in progress. Warranty reserves are included in accrued expenses.

Value Created: We evaluate our financial performance and the financial performance of our operations using *Value Created*, a variation of economic profit or economic value added. *Value Created* measures the extent to which we exceed our cost of capital. It is calculated as earnings before interest and taxes (EBIT), less a charge for all of the capital employed multiplied by our estimate of our minimum weighted average cost of capital. Most of our employees receive incentive compensation based upon a combination of *Value Created* and the change in *Value Created* during the year. For key managers a portion of the incentive is put in a bank. This portion is always at risk and may be paid out over three years. We believe that our *Value Created* system encourages managers to act like owners, rewards profitable growth and focuses attention on long-term loyalty and performance.


New Orders
By Fiscal Year
2001
2002
2003

New Orders

	2001	2002	2003
Southeast	3,770	4,623	5,614
West	3,810	4,669	5,142
Central	1,022	1,244	1,128
Mid-Atlantic	1,437	1,365	1,655
Midwest	–	1,709	2,777
Total	10,039	13,610	16,316

NEW ORDERS

New orders increased in each of the last two fiscal years compared to the prior year. The increases in new orders in fiscal 2003 reflect strong overall demand in most of our markets, with the strongest growth in the Southeast, Mid-Atlantic and West regions. We believe that low interest rates and favorable demographic trends, including population growth, are fueling demand, particularly in the first-time buyer segment. The increase in new orders in the Midwest during fiscal 2003 reflects the inclusion of results from that region for a full year compared to six months of fiscal 2002. The overall increase in new orders in 2002 is attributable to strong growth in the Southeast, West and Central regions due to our commitment to the first-time buyer segment in these markets, as well as the addition of our Midwest region through the April 2002 acquisition of Crossmann.

The following tables present certain operating and financial data for the years discussed:

Year Ended September 30,	2003		2002		2001
	Amount	% Change	Amount	% Change	Amount
NUMBER OF NEW ORDERS, NET OF CANCELLATIONS[1]:					
Southeast Region:					
Florida	1,549	22.5%	1,265	16.7%	1,084
Georgia	519	3.4	502	22.4	410
North and South Carolina	2,850	30.9	2,177	45.4	1,497
Tennessee/Mississippi	696	2.5	679	(12.8)	779
Total Southeast	5,614	21.4	4,623	22.6	3,770
West Region:					
Arizona	1,443	11.5	1,294	10.1	1,175
California	2,009	(10.3)	2,239	26.7	1,767
Colorado	360	53.2	235	32.8	177
Nevada	1,330	47.6	901	30.4	691
Total West	5,142	10.1	4,669	22.5	3,810
Central Region:					
Texas	1,128	(9.3)	1,244	21.7	1,022
Mid-Atlantic Region:					
Maryland/Delaware	371	15.2	322	(16.4)	385
New Jersey/Pennsylvania	350	25.0	280	(15.2)	330
Virginia	934	22.4	763	5.7	722
Total Mid-Atlantic	1,655	21.2	1,365	(5.0)	1,437
Midwest Region:					
Indiana	2,026	67.3	1,211	n/a	–
Kentucky	229	100.9	114	n/a	–
Ohio	522	35.9	384	n/a	–
Total Midwest	2,777	62.5	1,709	n/a	–
Total	16,316	19.9%	13,610	35.6%	10,039
BACKLOG AT END OF YEAR:					
Southeast Region:					
Florida	755	12.7%	670	24.8%	537
Georgia	188	26.2	149	24.2	120
North and South Carolina	1,119	36.0	823	167.2	308
Tennessee/Mississippi	259	15.1	225	(18.2)	275
Total Southeast	2,321	24.3	1,867	50.6	1,240
West Region:					
Arizona	707	15.0	615	15.6	532
California	701	(4.4)	733	32.5	553
Colorado	143	164.8	54	(72.3)	195
Nevada	736	70.8	431	32.2	326
Total West	2,287	24.8	1,833	14.1	1,606
Central Region:					
Texas	396	(21.9)	507	32.0	384
Mid-Atlantic Region:					
Maryland/Delaware	274	83.9	149	(14.9)	175
New Jersey/Pennsylvania	213	53.2	139	2.2	136
Virginia	630	52.9	412	(5.5)	436
Total Mid-Atlantic	1,117	59.6	700	(6.3)	747
Midwest Region:					
Indiana	908	(15.8)	1,079	n/a	–
Kentucky	119	54.5	77	n/a	–
Ohio	278	(39.0)	456	n/a	–
Total Midwest	1,305	(19.0)	1,612	n/a	–
Total	7,426	13.9%	6,519	63.9%	3,977

(1) New orders for 2002 and 2001 do not include 2,535 and 68 homes in backlog, respectively, from acquired operations.

(n/a) Percentage change is not applicable. We entered Indiana, Kentucky, Mississippi and Ohio in April 2002 when we acquired Crossmann Communities.

Year Ended September 30,	2003		2002		2001
	Amount	% Change	Amount	% Change	Amount
NUMBER OF CLOSINGS:					
Southeast Region:					
Florida	1,464	29.3%	1,132	19.4%	948
Georgia	480	1.5	473	16.5	406
North and South Carolina	2,554	21.4	2,103	45.1	1,449
Tennessee/Mississippi	662	(23.6)	867	41.9	611
Total Southeast	5,160	12.8	4,575	34.0	3,414
West Region:					
Arizona	1,351	11.6	1,211	18.3	1,024
California	2,041	(0.9)	2,059	14.4	1,800
Colorado	271	(27.9)	376	817.1	41
Nevada	1,025	28.8	796	45.5	547
Total West	4,688	5.5	4,442	30.2	3,412
Central Region:					
Texas	1,239	10.5	1,121	25.0	897
Mid-Atlantic Region:					
Maryland/Delaware	246	(29.3)	348	3.0	338
New Jersey/Pennsylvania	276	(0.4)	277	(8.9)	304
Virginia	716	(9.0)	787	13.4	694
Total Mid-Atlantic	1,238	(12.3)	1,412	5.7	1,336
Midwest Region:					
Indiana	2,197	51.7	1,448	n/a	–
Kentucky	187	81.6	103	n/a	–
Ohio	700	39.4	502	n/a	–
Total Midwest	3,084	50.2	2,053	n/a	–
Total	15,409	13.3%	13,603	50.2%	9,059
HOMEBUILDING REVENUES (in thousands):					
Southeast Region	$ 900,901	18.6%	$ 759,646	25.4%	$ 605,860
West Region	1,161,983	16.9	994,120	41.4	703,196
Central Region	192,841	10.3	174,816	22.0	143,288
Mid-Atlantic Region	406,708	6.9	380,296	20.1	316,725
Midwest Region	438,831	53.4	286,032	n/a	–
Total	$3,101,264	19.5%	$2,594,910	46.7%	$1,769,069
AVERAGE SALES PRICE PER HOME CLOSED (in thousands):					
Southeast Region	$ 174.6	5.2%	$ 166.0	(6.5)%	$ 177.5
West Region	247.9	10.8	223.8	8.6	206.1
Central Region	155.6	(0.2)	155.9	(2.4)	159.7
Mid-Atlantic Region	328.5	22.0	269.3	13.6	237.1
Midwest Region	142.3	2.2	139.3	n/a	–
Company Average	201.3	5.5	190.8	(2.3)	195.3
NUMBER OF ACTIVE SUBDIVISIONS AT YEAR-END:					
Southeast Region	178	(5.3)%	188	51.6%	124
West Region	97	32.9	73	(15.1)	86
Central Region	39	14.7	34	9.7	31
Mid-Atlantic Region	40	14.3	35	(12.5)	40
Midwest Region	140	1.4	138	n/a	–
Total	494	5.6%	468	66.5%	281

The fundamentals that drive sales activity are numerous and varied. On a macro level, low unemployment and low mortgage interest rates each contribute to a positive general homebuilding market environment. Our ability to stay ahead of changing customer preferences and local demographic trends with our product mix and to maintain adequate product supply (as measured by the number of active subdivisions) contributes locally to new order trends.

Backlog: The increases in unit backlog in each of the past two fiscal years reflect the favorable homebuilding environment driving new order activity, and our ability to gain market share. The average sales price of homes in backlog increased at September 30, 2003, to $221,500 from $198,400 at September 30, 2002, and $195,000 at September 30, 2001. The increase in the overall average price in backlog is due to our ability to raise prices in most markets, especially in our West and Mid-Atlantic regions, and an increased percentage of homes in backlog from the higher priced regions of the West and Mid-Atlantic.


Average Sales Price of Homes in Backlog
(in thousands)
$195.0
$198.4
$221.5
2001
2002
2003


Aggregate Sales Value of Homes in Backlog
(in millions)
$775.6
$1,293.3
$1,644.8
2001
2002
2003

SEASONALITY AND QUARTERLY VARIABILITY

Our homebuilding operating cycle generally reflects escalating new order activity in our second and third fiscal quarters and increased closings in our third and fourth fiscal quarters. Fiscal 2002 results include new orders and closings for Crossmann from April 1, 2002, resulting in an increase in new orders and in closings for the third and fourth fiscal quarters. We believe that the typical seasonality reflects the preference of homebuyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions.

The following charts present certain quarterly operating data for our last twelve fiscal quarters and is indicative of this seasonality.


New Orders
1st Q
2nd Q
3rd Q
4th Q

	2001	2002	2003
1st Q	1,798	2,510	3,141
2nd Q	3,028	3,142	4,579
3rd Q	2,873	4,227	4,734
4th Q	2,340	3,731	3,862


Closings
1st Q
2nd Q
3rd Q
4th Q

	2001	2002	2003
1st Q	1,842	2,365	3,482
2nd Q	1,874	2,439	3,297
3rd Q	2,276	3,960	3,616
4th Q	3,067	4,839	5,014

FINANCIAL RESULTS

The following table provides additional details of revenues and certain expenses included in our consolidated statements of operations *(in thousands)*.

Year Ended September 30,	2003	2002	2001
Revenues:			
Homebuilding[1]	$3,097,021	$2,594,910	$1,769,069
Land and lot sales	39,069	18,051	18,017
Mortgage origination	57,152	41,006	26,572
Intercompany elimination – mortgage	(15,834)	(12,794)	(8,481)
Total revenue	$3,177,408	$2,641,173	$1,805,177
Cost of home construction and land sales:			
Homebuilding[1]	$2,515,015	$2,152,757	$1,471,336
Land and lot sales	34,854	15,452	14,595
Intercompany elimination – mortgage	(15,834)	(12,794)	(8,481)
Total cost of home construction and land sales	$2,534,035	$2,155,415	$1,477,450
Selling, general and administrative:			
Homebuilding operations	$ 325,657	$ 269,655	$ 190,551
Mortgage origination operations	30,991	22,929	14,947
Total selling, general and administrative	$ 356,648	$ 292,584	$ 205,498

(1) Homebuilding revenues for fiscal 2003 reflect the deferral on a consolidated basis of $4.1 million of revenues related to closings that occurred in fiscal 2003, but for which funding was not received until fiscal 2004. During fiscal 2003, revenues and related cost of sales were not recognized on those closings where the buyers' initial investments were not sufficient to recognize profit at the time of closing. We received funding on such closings pursuant to commitments from bond authority programs in early fiscal 2004, at which time we recognized the revenues and related cost of sales.

REVENUES


Total Homebuilding Revenues by Region
(in millions)
Southeast
West
Central
Mid-Atlantic
Midwest

Total Homebuilding Revenues by Region
(in millions)

	Southeast	West	Central	Mid-Atlantic	Midwest
□ 2001	$605.9	$ 703.2	$143.3	$316.7	$ –
□ 2002	$759.6	$ 994.1	$174.8	$380.3	$286.0
■ 2003	$900.9	$1,162.0	$192.8	$406.7	$438.8


Average Sales Price by Region
(in thousands)
Southeast
West
Central
Mid-Atlantic
Midwest

Average Sales Price by Region
(in thousands)

	Southeast	West	Central	Mid-Atlantic	Midwest
□ 2001	$177.5	$206.1	$159.7	$237.1	$ –
□ 2002	$166.0	$223.8	$155.9	$269.3	$139.3
■ 2003	$174.6	$247.9	$155.6	$328.5	$142.3

The increase in homebuilding revenues for fiscal 2003 compared to fiscal 2002 is the result of an increase in the number of homes closed and increased average sales prices in most of our markets, as well as the inclusion of the Midwest region, which we entered with the acquisition of Crossmann in April 2002.

The increase in homebuilding revenues for fiscal 2002 compared to fiscal 2001 is the result of the addition of the Midwest region as a result of our April 2002 acquisition of Crossmann, an increase in the number of homes closed and increased average sales prices in most of our markets.

COST OF HOME CONSTRUCTION AND LAND SALES


$3,300,000
$2,740,000
$2,180,000
$1,620,000
$1,050,000
$ 500,000
Gross Profit
2001
2002
2003

Cost of Home Construction and Land Sales
(in thousands)

	2001	2002	2003
■ Revenues	$1,805,177	$2,641,173	$3,177,408
■ Cost of home construction and land sales	$1,477,450	$2,155,415	$2,534,035
Gross Margin	18.2%	18.4%	20.2%

Gross margin increased in fiscal 2003 as compared to fiscal 2002 as a result of our ability to raise prices in most markets combined with greater emphasis on focused profit improvement initiatives, including cost reductions resulting from improved efficiency and the negotiation of national and regional supply agreements. Fiscal 2003 gross margins also benefited from a higher percentage of revenues from California, where margins are high relative to other markets, while fiscal 2002 margins were negatively impacted by purchase accounting adjustments related to the Crossmann acquisition. Mortgage origination operations also contribute to gross margin improvements by directing payment of certain mortgage closing costs and discounts to Beazer Mortgage and Crossmann Mortgage rather than a third-party lender. The fiscal 2003 margin improvement was achieved despite higher warranty expenses associated with construction defect claims from water intrusion in the Midwest and inventory write-downs in the Southeast.

The gross margin in fiscal 2002 includes approximately $16.3 million of costs related to purchase accounting adjustments for the Crossmann acquisition. Excluding such costs, gross margin for fiscal 2002 was 19%. The increase in gross margins, before purchase accounting, in fiscal 2002 was the result of a strong housing market, where we were able to increase sales prices in most of our markets while overall costs remained stable.

We executed several land sales during the past three fiscal years. We realized gross profits of $4.2 million, $2.6 million, and $3.4 million on these land sales in fiscal 2003, 2002 and 2001, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE


Selling, General and Administrative Expense
11.4%
11.1%
11.2%
2001
2002
2003

During fiscal 2003, SG&A expense increased slightly as a percentage of revenue due primarily to higher management bonuses for fiscal 2003, the amount of which is related to the increase in our profits rather than our increase in revenue. In addition to increased management bonuses, fiscal 2003 SG&A included marketing costs incurred in preparation for the rollout of our national branding initiative launched in early fiscal 2004.

During fiscal 2002, SG&A decreased as a percentage of revenue due to increased efficiency across an expanded base of operations.

OTHER INCOME

Fiscal 2003 other income decreased by $2.5 million, primarily due to the inclusion in fiscal 2002 of a $3.3 million gain on the sale of a portion of our equity interest in Homebuilders Financial Network, Inc., the entity providing management services to Beazer Mortgage. This reduction was partially offset by increased income from our title operations.

Fiscal 2002 other income increased by $7.2 million compared to fiscal 2001 as a result of a $3.3 million gain on the sale of a portion of our equity interest in Homebuilders Financial Network, Inc., the entity providing management services to Beazer Mortgage, as well as increased joint venture income and increased income from our title operations.

MORTGAGE ORIGINATION OPERATIONS


Number of
Mortgages Originated
2001
2002
2003

Number of Mortgages Originated

	2001	2002	2003
☐ Total Closings	9,059	13,603	15,409
■ Beazer Mortgage/ Crossmann Mortgage Originations	6,172	8,882	10,139
Capture Rate	68%	65%	66%

Our capture rate (Beazer Mortgage and Crossmann Mortgage originations as a percentage of total home closings) during fiscal 2003 increased over 2002 due primarily to an improved capture rate in our Midwest region.

During fiscal 2002, our capture rate decreased due to the inclusion of Crossmann Mortgage, whose capture rate for the period subsequent to April 1, 2002 was 64%.

Our capture rate is based on total closings. Our capture rate excluding non-financed closings was approximately 71% for fiscal 2003.

INCOME TAXES

Income taxes for fiscal 2003 were provided at the effective rate of 39.5%. Income taxes for fiscal 2002 were provided at the effective rate of 39.3% (39% for the period prior to the Crossmann acquisition and 39.5% post acquisition). Income taxes for fiscal 2001 were provided at the effective rate of 39.0%. The principal difference between our effective rate and the U.S. Federal statutory rate is state income taxes.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to fluctuations in interest rates. We enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001, we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on $100 million of floating rate debt. The Swap Agreements mature in December 2004.

The Swap Agreements have been designated as cash flow hedges and accordingly, are recorded at fair value in our consolidated balance sheet and the related gains or losses are deferred in stockholders' equity, net of taxes, as a component of other comprehensive income. Amounts to be received or paid as a result of the Swap Agreements are accrued and recognized as adjustments to interest related to the designated debt. The net effect of this accounting on our operating results is that interest on the variable-rate debt is generally recorded based on fixed interest rates. No portion of these hedges was considered ineffective for the year ended September 30, 2003. We expect to reclassify $2.7 million, net of taxes of $1.8 million, from other comprehensive loss to interest expense over the next twelve months.

As a result of the Swap Agreements, we have recorded a cumulative after-tax other comprehensive loss of $3.4 million as of September 30, 2003. The estimated fair value of the Swap Agreements, based on current market rates, approximated $5.6 million at September 30, 2003, and is included in other liabilities.

FINANCIAL CONDITION AND LIQUIDITY

At September 30, 2003, we had cash of $73.4 million, compared to $125.0 million at September 30, 2002. The decrease in cash was primarily due to increased levels of inventory to support our significant growth and higher year-end backlog. Our net cash used in operating activities for the year ended September 30, 2003 was $41.0 million, as increased net income and increases in accounts payable and other liabilities were offset by increased levels of inventory driven by higher year-end backlog and anticipated future growth. Net cash used in investing activities was $6.6 million for fiscal 2003. Net cash used in financing activities was $4.0 million in fiscal 2003 as proceeds from our term loan were used to pay off our existing term loan and 8⅞% Senior Notes due 2008 (as discussed below), and proceeds from stock option exercises offset cash used for share repurchases.

Our net cash provided by operating activities was $59.5 million in fiscal 2002, as increased net income and increases in accounts payable and other liabilities offset an increase in inventories (net of inventory acquired in the Crossmann acquisition as discussed below). Net cash used in investing activities of $314.6 million in fiscal 2002, was primarily due to the use of $320.8 million for the Crossmann acquisition. Net cash provided by financing activities of $338.5 million in 2002 was primarily the result of $343 million in proceeds from our 8⅜% Senior Notes due 2012 issued in connection with the Crossmann acquisition.

In April 2002, we acquired Crossmann Communities for approximately $500.2 million, of which $308.6 million was paid through the issuance of 3.9 million shares of our common stock and $191.6 million was paid in cash. In connection with the merger, we also repaid approximately $125.4 million of Crossmann debt, resulting in total consideration paid of $625.6 million. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired. The cash portion of the acquisition and repayment of Crossmann debt was funded with the proceeds from a senior note offering.

In August 2001, we acquired the assets of the homebuilding operations of Sanford Homes of Colorado for approximately $68 million, of which $59 million was paid in cash and approximately $9 million represented the assumption of accounts payable and accrued expenses. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired. The acquisition was funded through cash generated from operations and a portion of the proceeds from a senior note offering.

At September 30, 2003, we had the following long-term debt *(in thousands)*:

Debt	Due	Amount
8⅜% Senior Notes	April 2012	$350,000
8⅝% Senior Notes	May 2011	200,000
Term Loan	June 2007	200,000
Unamortized discount		(8,635)
Total		$741,365

During fiscal 2003, we executed a $250 million four-year revolving credit facility (the "Revolving Credit Facility") with a group of banks. The Revolving Credit Facility matures in June 2007 and renews and extends our $250 million revolving credit facility, which was set to expire in September 2004. The Revolving Credit Facility bears interest at a fluctuating rate (2.8% at September 30, 2003) based upon LIBOR or the corporate base rate of interest announced by our lead bank. The Revolving Credit Facility contains various operating and financial covenants. As of September 30, 2003, we were in compliance with all of these covenants. Each of our significant subsidiaries is a guarantor under the Revolving Credit Facility.

We fulfill our short-term cash requirements with cash generated from our operations and funds available from our unsecured Revolving Credit Facility. Available borrowings under the Revolving Credit Facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2003, we had no borrowings outstanding and available borrowings of $172 million under the Revolving Credit Facility.

During fiscal 2003, we executed a $200 million four-year term loan (the "Term Loan") with a group of banks. The Term Loan matures in June 2007 and replaces our $100 million term loan that was set to mature in December 2004. The Term Loan bears interest at a fluctuating rate (2.8% at September 30, 2003) based upon LIBOR or the corporate base rate of interest announced by our lead bank. The Term Loan contains various operating and financial covenants. As of September 30, 2003, we were in compliance with all of these covenants. Each of our significant subsidiaries is a guarantor under the Term Loan. A portion of the proceeds from the increase in our Term Loan were used to retire our $100 million 8⅞% Senior Notes due in 2008 as described below.

We entered into Swap Agreements to manage interest costs and hedge against risks associated with fluctuating interest rates related to $100 million of floating rate debt. As of September 30, 2003, we had entered into interest rate swaps to effectively fix the interest rate (before spread) on $100 million in floating rate debt as follows: $75 million is fixed at 5.925% per annum; $10 million is fixed at 5.17% per annum; $5 million is fixed at 5.50% per annum; and $10 million is fixed at 5.055% per annum. The Swap Agreements expire in December 2004.

In April 2002 we issued $350 million 8⅜% Senior Notes due April 2012 (the "Original Notes") in a private placement pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, as amended. In September 2002 we completed an offer to exchange all of the outstanding Original Notes for an equal amount of 8⅜% Senior Notes due 2012 (the "8⅜% Senior Notes"), which were registered under the Securities Act of 1933. The terms of the 8⅜% Senior Notes were substantially identical to the terms of the Original Notes. The Original Notes were issued at a price of 100% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅜% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅜% Senior Notes in whole or in part at any time after April 2007, initially at 104.188% of the principal amount, declining to 100% of the principal amount after April 2010. A portion of such notes may also be redeemed prior to April 2005 under certain conditions. We used the proceeds from the issuance of the 8⅜% Senior Notes to fund the cash portion of the Crossmann acquisition, to repay Crossmann's outstanding net indebtedness, to reduce borrowings under our revolving credit facility at the time, and to pay related fees, commissions and other expenses.

In May 2001, we issued $200 million 8⅝% Senior Notes due May 2011 (the "8⅝% Senior Notes") at a price of 99.178% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅝% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅝% Senior Notes in whole or in part at any time after May 2006, initially at 104.3125% of the principal amount, and declining to 100% of the principal amount after May 2009. A portion of such notes may also be redeemed prior to May 2004 under certain conditions. We used a portion of the proceeds from the issuance of the 8⅝% Senior Notes to redeem $115 million of our 9% Senior Notes which were due in March 2004. As a result of this redemption of the 9% Senior Notes, we recorded a pre-tax extraordinary charge during fiscal 2001 of $1.2 million for the write-off of associated unamortized debt issuance costs.

A portion of the proceeds from the increase in our Term Loan was used to retire our $100 million 8⅞% Senior Notes due in 2008 (the "8⅞% Senior Notes"). The 8⅞% Senior Notes were redeemed at 104.438% of the principal amount, plus accrued interest. As a result of the redemption of the 8⅞% Senior Notes, we recorded a pre-tax charge of $7.6 million, which includes the write off of previously capitalized fees.

On November 13, 2003, we issued $200 million 6½% Senior Notes due November 2013 (the "6½% Senior Notes") in a private placement pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, as amended. The 6½% Senior Notes were issued at a price of 100% of their face amount (before underwriting discount and other issuance costs). Interest on the 6½% Senior Notes is payable semiannually. We may, at our option, redeem the 6½% Senior Notes in whole or in part at any time after November 2008, initially at 103.250% of the principal amount, declining to 100% of the principal amount after November 2011. We may redeem the 6½% Senior Notes, in whole or in part, at any time before November 2008 at a redemption price equal to the principal amount thereof plus a "make-whole" premium, plus accrued and unpaid interest. A portion of such notes may also be redeemed prior to November 2006 under certain conditions. We intend to use the proceeds from the issuance of the 6½% Senior Notes for general corporate purposes.

Within 90 days after issuance of the 6½% Senior Notes, we will initiate an offer to exchange all of the outstanding 6½% Senior Notes for an equal amount of notes with terms substantially identical to the 6½% Senior Notes, which will be registered under the Securities Act of 1993.

All significant subsidiaries of Beazer Homes, USA, Inc. ("Beazer Homes") are full and unconditional guarantors of the Senior Notes and our obligations under the Revolving Credit Facility and Term Loan, and are jointly and severally liable for our obligations under the Senior Notes, Revolving Credit Facility and Term Loan. Each significant subsidiary is a 100% owned subsidiary of Beazer Homes. Neither the Revolving Credit Facility, Term Loan nor the Senior Notes restrict distributions to Beazer Homes by its subsidiaries. At September 30, 2003, we were in compliance with all covenants related to the Revolving Credit Facility, Term Loan and Senior Notes. At September 30, 2003, under the most restrictive covenants of each indenture, approximately $229.5 million of our retained earnings were available for cash dividends and for share repurchases.

In February 2003, our Board of Directors approved a stock repurchase plan authorizing the purchase of up to one million shares of our outstanding common stock. As of September 30, 2003, we have repurchased 128,000 shares for an aggregate purchase price of $6.9 million or approximately $54 per share pursuant to the plan. Certain officers and employees transferred to us 31,072 and 6,977 shares of our common stock, during fiscal 2002 and 2001, respectively, valued at prevailing market prices. The transfers made to satisfy such officers' and employees' tax obligations under certain stock incentive plans, were accounted for as a stock repurchase by the Company. The Company has since discontinued the practice of allowing officers and employees to settle tax obligations through the transfer of stock to the Company.

The Company's Board of Directors on November 4, 2003 declared an initial quarterly cash dividend of $0.10 per common share payable December 22, 2003 to shareholders of record at the close of business on December 10, 2003.

We attempt to control half or more of our land supply through options. At September 30, 2003, we controlled 79,716 lots (a 5.2 year supply based on fiscal 2003 closings), with 36,935 lots owned and 42,781 lots under option. The increased land supply reflects the higher level of Crossmann's land base, which was over a six year supply. We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. As a result of the flexibility that these options provide us, upon a change in market conditions we may renegotiate the terms of the options prior to their ultimate exercise.

In January 2000, we filed a $300 million universal shelf registration statement on Form S-3 with the Securities and Exchange Commission. Pursuant to the filing, we may, from time to time over an extended period, offer new debt or equity securities. This shelf registration allows us to expediently access capital markets periodically. Our $200 million 8⅜% Senior Notes were sold pursuant to this registration statement. The timing and amount of future offerings, if any, will depend on market and general business conditions.


42,781
36,935

Land Bank

	Lots	
□ Owned	36,935	46%
■ Optioned	42,781	54%
Total	79,716	100%

We believe that our current borrowing capacity at September 30, 2003 and anticipated cash flows from operations are sufficient to meet our liquidity needs for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS

We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts, both with and without specific performance provisions, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Our obligation with respect to options with specific performance provisions is included on our consolidated balance sheet in other liabilities at September 30, 2003. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $137.3 million at September 30, 2003. This amount includes letters of credit of approximately $38.9 million. Below is a summary of amounts *(in thousands)* committed under all options at September 30, 2003:

	Aggregate Purchase Price of Options
Options with specific performance	$ 21,689
Options without specific performance	1,350,905
Total options	$1,372,594

We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. Various factors, some of which are beyond our control, such as market conditions, weather conditions and the timing of the completion of development activities, can have a significant impact on the timing of option exercises. Under their current terms, and assuming no significant changes in market conditions or other factors, we expect to exercise our land options as follows *(in thousands)*:

Year Ending September 30,	
2004	$ 368,958
2005	434,464
Thereafter	569,172
Total	$1,372,594

We have historically funded the exercise of land options through a combination of operating cash flows and borrowings under our Revolving Credit Facility. We expect these sources to continue to be adequate to fund anticipated future option exercises. Therefore, we do not anticipate that the exercise of our land options will have a material adverse effect on our liquidity.

We had outstanding letters of credit and performance bonds of approximately $40.3 million and $336.1 million, respectively, at September 30, 2003 related principally to our obligations to local governments to construct roads and other improvements in various developments in addition to the letters of credit of approximately $38.9 million relating to our land option contracts discussed above. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, SFAS No. 145 "Rescission of SFAS No. 4, 44, 64 and Amendment of SFAS No. 13 and Technical Corrections" was issued. SFAS No. 145 prevents treatment as extraordinary, gains or losses on extinguishment of debt not meeting the criteria of Accounting Principles Board Opinion ("APB") No. 30. We adopted SFAS No. 145 on October 1, 2002, the beginning of fiscal 2003. As a result, the $1.2 million pre-tax charge for extinguishment of debt recorded during fiscal 2001 is no longer classified as an extraordinary loss.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 defines a Variable Interest Entity ("VIE") as an entity with insufficient equity investment to finance its planned activities without additional financial support or an entity in which the equity investors lack certain characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a VIE is deemed to be the primary beneficiary of the VIE and must consolidate the VIE. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and with respect to variable interests held before February 1, 2003, FIN 46 will apply beginning with our quarter ending December 31, 2003, the first quarter of fiscal 2004.

We have evaluated all of our existing joint venture agreements, and we have determined that none of our joint ventures are VIEs. Therefore, we have not consolidated any of our joint venture agreements pursuant to the requirements of FIN 46. We have evaluated our option contracts for land entered into subsequent to January 31, 2003 and determined we are the primary beneficiary of certain of these option contracts. Although we do not have legal title to the optioned land, for those option contracts for which we are the primary beneficiary, we are required to consolidate the land under option at fair value. We believe that the exercise prices of our option contracts approximate their fair value. The consolidation of the land subject to these option contracts had the effect of increasing consolidated inventory not owned by $30.5 million with a corresponding increase to obligations related to consolidated inventory not owned in the accompanying consolidated balance sheet as of September 30, 2003. The liabilities represent the difference between the exercise price of the optioned land and our deposits. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, we reclassified $5.2 million of related option deposits from development projects in progress to consolidated inventory not owned.

We currently estimate that we will record an additional $223 million, net of cash deposits, of consolidated inventory not owned, with a corresponding increase to obligations related to consolidated inventory not owned, during the first quarter of our 2004 fiscal year to reflect application of FIN 46 to option agreements that we entered into prior to February 1, 2003.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on our financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. With the exception of certain measurement criteria deferred indefinitely by the FASB, SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on our financial condition, results of operations or cash flows.

MARKET RISKS FOR FINANCIAL INSTRUMENTS

We are exposed to a number of market risks in the ordinary course of business. Our primary market risk exposure relates to fluctuations in interest rates. We do not believe that our exposure in this area is material to cash flows or earnings. During fiscal 2001 we entered into interest rate swap agreements with an aggregate notional amount of $100 million to manage our exposure to fluctuations in interest rates on $100 million of variable rate debt. These swaps effectively fix the rate on this debt at 5.74%. We do not enter into or hold derivatives for trading or speculative purposes.

We have formally designated these agreements as cash flow hedges as discussed in Note 3 of the consolidated financial statements. The estimated fair value of the Swap Agreements, based on current market rates, was approximately $5.6 million at September 30, 2003 and is included in other liabilities.

The estimated fair value of our fixed rate debt at September 30, 2003 was $593 million, compared to a carrying value of $541 million. In addition, the effect of a hypothetical one percentage point decrease in interest rates would increase the estimated fair value of the fixed rate debt instruments from $593 million to $630 million at September 30, 2003.

OUTLOOK

We are optimistic about our prospects for fiscal 2004 and confident about our long-term prospects. Based on increased backlog at September 30, 2003, and our expectation for continued strength in the housing market, we expect home closings to increase in fiscal 2004. In addition, we will focus on consistently achieving sustainable and profitable growth through initiatives that leverage our national brand, increase market penetration through focused product expansion and price-point diversification and increase operating efficiencies. Based upon these factors, we currently target achieving earnings in the range of $14.00 to $14.75 per diluted share for fiscal 2004. Over the long term, we believe that projected population growth and household formation will drive demand for housing, especially in the growth states in which we operate.

Forward-Looking Statements

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs concerning future events, and no assurance can be given that the results described in this annual report will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "estimate," "project," "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "goal," "target" or other similar words or phrases. All forward-looking statements are based upon information available to us on the date of this annual report. Except as may be required under applicable law, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this annual report in the sections captioned "Outlook" and "Financial Condition and Liquidity." Additional information about factors that could lead to material changes in performance is contained in our filings with the Securities and Exchange Commission. Such factors may include:

- economic changes nationally or in our local markets;
- volatility of mortgage interest rates and inflation;
- increased competition;
- shortages of skilled labor or raw materials used in the production of houses;
- increased prices for labor, land and raw materials used in the production of houses;
- increased land development costs on projects under development;
- the cost and availability of insurance, including the availability of insurance for the presence of mold;
- any delays in reacting to changing consumer preference in home design;
- terrorist acts and other acts of war;
- changes in consumer confidence;
- delays or difficulties in implementing our initiatives to reduce our production and overhead cost structure;
- delays in land development or home construction resulting from adverse weather conditions;
- potential delays or increased costs in obtaining necessary permits as a result of changes to laws, regulations, or governmental policies;
- changes in accounting policies, standards, guidelines or principles, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board; or
- other factors over which we have little or no control

Consolidated Statements of Income

BEAZER HOMES USA, INC.

(in thousands, except per share amounts)

Year Ended September 30,	2003	2002	2001
Total revenue	$3,177,408	$2,641,173	$1,805,177
Costs and expenses:			
Home construction and land sales	2,534,035	2,155,415	1,477,450
Selling, general and administrative	356,648	292,584	205,498
Expenses related to retirement of debt	7,570	–	1,202
Operating income	279,155	193,174	121,027
Other income, net	6,374	8,885	1,721
Income before income taxes	285,529	202,059	122,748
Provision for income taxes	112,784	79,425	47,872
Net income	$ 172,745	$ 122,634	$ 74,876
Weighted average number of shares:			
Basic	12,886	10,535	8,145
Diluted	13,514	11,415	9,156
Earnings per share:			
Basic	$ 13.41	$ 11.64	$ 9.19
Diluted	$ 12.78	$ 10.74	$ 8.18

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

BEAZER HOMES USA, INC.

(dollars in thousands, except per share amounts)

Year Ended September 30,	2003	2002
ASSETS:		
Cash and cash equivalents	$ 73,372	$ 124,989
Accounts receivable	66,003	54,329
Inventory		
Owned inventory	1,687,809	1,364,133
Consolidated inventory not owned	35,674	–
Total inventory	1,723,483	1,364,133
Deferred tax asset	26,160	27,099
Property, plant and equipment, net	19,185	19,096
Goodwill	251,603	251,603
Other assets	52,228	51,598
Total Assets	$2,212,034	$1,892,847
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Trade accounts payable	$ 125,521	$ 108,554
Other liabilities	320,996	245,678
Obligations related to consolidated inventory not owned	30,457	–
Revolving credit facility	–	–
Term Loan	200,000	100,000
Senior Notes (net of discount of $8,635 and $10,900, respectively)	541,365	639,100
Total Liabilities	1,218,339	1,093,332
STOCKHOLDERS' EQUITY:		
Preferred stock (par value $.01 per share, 5,000,000 shares authorized, no shares issued)	–	–
Common stock (par value $.01 per share, 30,000,000 shares authorized, 17,501,052 and 16,725,673 issued, 13,542,976 and 12,895,597 outstanding)	175	167
Paid in capital	572,070	535,460
Retained earnings	511,349	338,604
Treasury stock, at cost (3,958,076 and 3;830,076 shares)	(70,604)	(63,679)
Unearned restricted stock	(15,852)	(6,260)
Accumulated other comprehensive loss	(3,443)	(4,777)
Total Stockholders' Equity	993,695	799,515
Total Liabilities and Stockholders' Equity	$2,212,034	$1,892,847

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

BEAZER HOMES USA, INC.

(dollars in thousands)

	Preferred Stock	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Unearned Restricted Stock	Accumulated Other Comprehensive Loss	Total
Balance, September 30, 2000	$ –	$123	$195,134	$141,094	$(61,204)	$ (4,609)	$ –	$270,538
Comprehensive income:								
Net income				74,876				74,876
Unrealized loss on interest rate swaps, net of tax of $2,228							(3,483)	(3,483)
Total comprehensive income								71,393
Amortization of unearned restricted stock						2,926		2,926
Exercises of stock options		1	2,286					2,287
Issuance of Bonus Stock			431			89		520
Tax benefit from stock transactions			3,837					3,837
Purchase of treasury stock (6,977 shares)					(306)			(306)
Other			433			(433)		–
Balance, September 30, 2001	–	124	202,121	215,970	(61,510)	(2,027)	(3,483)	351,195
Comprehensive income:								
Net income				122,634				122,634
Unrealized loss on interest rate swaps, net of tax of $845							(1,294)	(1,294)
Total comprehensive income								121,340
Amortization of unearned restricted stock						2,365		2,365
Exercises of stock options		3	5,159					5,162
Issuance of Bonus Stock		1	813					814
Tax benefit from stock transactions			12,235					12,235
Issuance of restricted stock (79,337 shares)			6,281			(6,281)		–
Stock issued for Crossmann acquisition (3,857,166 shares)		39	308,534					308,573
Purchase of treasury stock (31,072 shares)					(2,169)			(2,169)
Other			317			(317)		–
Balance, September 30, 2002	–	167	535,460	338,604	(63,679)	(6,260)	(4,777)	799,515
Comprehensive income:								
Net income				172,745				172,745
Unrealized gain on interest rate swaps, net of tax of $871							1,334	1,334
Total comprehensive income								174,079
Amortization of unearned restricted stock						3,984		3,984
Exercises of stock options		6	9,799					9,805
Issuance of Bonus Stock			1,735					1,735
Tax benefit from stock transactions			11,502					11,502
Issuance of restricted stock (215,642 shares)		2	13,280			(13,282)		–
Purchase of treasury stock (128,000 shares)					(6,925)			(6,925)
Other			294			(294)		
Balance, September 30, 2003	$ –	$175	$572,070	$511,349	$(70,604)	$(15,852)	$(3,443)	$993,695

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

BEAZER HOMES USA, INC.

(dollars in thousands)

Year Ended September 30,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$172,745	$122,634	$ 74,876
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation and amortization	13,220	9,453	9,253
Loss on extinguishment of debt	7,570	–	1,202
Deferred income tax provision (benefit)	87	(6,613)	(7,906)
Tax benefit from stock transactions	11,502	12,235	3,837
Changes in operating assets and liabilities, net of effects from acquisitions:			
Increase in accounts receivable	(11,674)	(13,601)	(15,814)
Increase in inventory	(328,893)	(152,990)	(153,668)
Decrease/(increase) in other assets	(3,028)	15,611	(1,023)
Increase/(decrease) in trade accounts payable	16,967	23,481	(26,676)
Increase in other liabilities	79,257	48,300	65,397
Change in book overdraft	–	–	20,095
Other changes	1,198	954	4,849
Net cash provided/(used) by operating activities	(41,049)	59,464	(25,578)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(9,325)	(8,213)	(5,906)
Proceeds from sale of fixed assets	–	4,800	–
Investment in unconsolidated joint ventures	(4,941)	(3,146)	(4,517)
Distributions from and proceeds from sale of unconsolidated joint ventures	7,714	12,736	–
Acquisitions, net of cash acquired	–	(320,810)	(62,412)
Net cash used by investing activities	(6,552)	(314,633)	(72,835)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in revolving credit facility	–	–	(40,000)
Proceeds from Term Loan	200,000	–	100,000
Repayment of Term Loan	(100,000)	–	–
Redemption of 8⅞% Senior Notes	(104,438)	–	–
Proceeds from issuance of 8⅜% Senior Notes	–	343,000	–
Proceeds from issuance of 8⅝% Senior Notes	–	–	198,356
Redemption of 9% Senior Notes	–	–	(115,000)
Debt issuance costs	(2,458)	(7,513)	(5,246)
Proceeds from stock option exercises	9,805	5,162	2,287
Common share repurchases	(6,925)	(2,169)	(306)
Net cash provided/(used) by financing activities	(4,016)	338,480	140,091
Increase/(decrease) in cash and cash equivalents	(51,617)	83,311	41,678
Cash and cash equivalents at beginning of year	124,989	41,678	–
Cash and cash equivalents at end of year	$ 73,372	$124,989	$ 41,678
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 67,580	$ 37,178	$ 28,241
Income taxes paid	$ 77,904	$ 81,534	$ 38,288
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:			
Issuance of common stock related to acquisition	$ –	$308,573	$ –
Consolidated inventory not owned	$ 30,457	$ –	$ –

See Notes to Consolidated Financial Statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION – Beazer Homes USA, Inc. is one of the ten largest single-family homebuilders in the United States based on number of homes closed. We design, sell and build single-family homes in over 35 markets located in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Mississippi, Nevada, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. We also provide mortgage origination services for our homebuyers through Beazer Mortgage Corporation, or Beazer Mortgage and Crossmann Mortgage Corp., or Crossmann Mortgage. In addition, we provide title services to our homebuyers in many of our markets.

PRESENTATION – Our homebuilding operations conducted across several geographic regions of the United States have similar characteristics; therefore, they have been aggregated into one reportable segment – the homebuilding segment.

The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc., and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS – We consider investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORY – Owned inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period. Sold units are expensed on a specific identification basis or on a relative sales value basis as cost of sales. Consolidated inventory not owned represents that fair value of land under option agreements consolidated pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46. See additional discussion in the Recent Accounting Pronouncements section of this Note 1.

PROPERTY, PLANT AND EQUIPMENT – Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis at rates based on estimated useful lives as follows:

Buildings	15 years
Machinery and equipment	3 – 12 years
Information systems	3 – 5 years
Furniture and fixtures	3 – 5 years

IMPAIRMENT OF LONG LIVED ASSETS – Housing projects and unimproved land held for future development (components of inventory) and property, plant and equipment are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

GOODWILL – Goodwill represents the excess of the purchase price over the fair value of assets acquired. We adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" effective October 1, 2001 which resulted in the discontinuation of amortization of goodwill. Goodwill arising from our April 2002 and August 2001 acquisitions (Note 2) is not being amortized. Amortization expense of goodwill was $801,000 for the year ended September 30, 2001. Associated accumulated amortization was $5,588,000 at September 30, 2001. Net income for the year ended September 30, 2001 would have been $75.5 million ($8.25 per share) after adding back goodwill amortization.

Goodwill is subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying amount exceeds the fair value, goodwill is considered impaired. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our operating divisions is considered a reporting unit. The fair value of each reporting unit is based on expected discounted future cash flows.

We evaluate whether events and circumstances have occurred that indicate that goodwill may be impaired. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds implied fair value of that goodwill. We performed our annual impairment test of goodwill as of April 30, 2003 and determined that goodwill was not impaired. Identifiable intangible assets, other than goodwill, are immaterial.

OTHER ASSETS – Other assets include prepaid expenses, debt issuance costs and investments in unconsolidated entities, including our interests in real estate development joint ventures.

INCOME TAXES – Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

OTHER LIABILITIES – Other liabilities include homebuyer deposits, land purchase obligations, accrued compensation, accrued warranty costs and various other accrued expenses.

INCOME RECOGNITION AND CLASSIFICATION OF COSTS – Income from the sale of residential units or land parcels is recognized when closings have occurred and the risk of ownership is transferred to the buyer. Sales commissions are included in selling, general and administrative expense.

Fees paid to Beazer Mortgage and Crossmann Mortgage from third-party lenders are recognized as revenue concurrent with the closing on the sale of the residential unit. All expenses of operating Beazer Mortgage and Crossmann Mortgage are included in selling, general and administrative expense in the period incurred.

Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized. Such estimated warranty costs generally range from 0.5% to 1.0% of total revenue and, based upon experience, have been sufficient to cover costs incurred.

Advertising costs of $34,775,000, $28,237,000, and $19,793,000 for fiscal years 2003, 2002 and 2001, respectively, are expensed as incurred.

EARNINGS PER SHARE – The computation of basic earnings per common share is determined by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share additionally gives effect (when dilutive) to stock options and other stock-based awards.

FAIR VALUE OF FINANCIAL INSTRUMENTS – The historical carrying amount of cash and cash equivalents and our Term Loan are reasonable estimates of their fair value. The fair value of our publicly held Senior Notes (Note 9) is estimated based on the quoted bid prices for these debt instruments and was approximately $593 million at September 30, 2003 and $652 million at September 30, 2002. The fair values of our interest rate swaps, based on current rates, approximated $5.6 million at September 30, 2003, and $7.9 million at September 30, 2002 and is included in other liabilities.

STOCK-BASED COMPENSATION – We account for stock option grants under the recognition and measurement principles of Accounting Principles Board Opinion "APB" No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of our stock on the date of the grant. Restricted stock grants are valued based on the market price of the common stock on the date of the grant. Unearned compensation arising from the restricted stock grants is amortized to expense using the straight-line method over the period of the restrictions. Unearned restricted stock is shown as a reduction of stockholders' equity in the consolidated balance sheets.

The following table illustrates the effect *(in thousands, except per share amounts)* on net earnings and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation –Transition and Disclosure," to stock-based employee compensation:

Year Ended September 30,	2003	2002	2001
Net income, as reported	**$172,745**	$122,634	$74,876
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**2,410**	1,443	1,785
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	**(5,409)**	(3,057)	(3,224)
Pro forma net income	**$169,746**	$121,020	$73,437
Earnings per share:			
Basic – as reported	**$ 13.41**	$ 11.64	$ 9.19
Basic – pro forma	**$ 13.17**	$ 11.49	$ 9.02
Diluted – as reported	**$ 12.78**	$ 10.74	$ 8.18
Diluted – pro forma	**$ 12.65**	$ 10.66	$ 8.09

The weighted average fair value of each option granted during the years ended September 30, 2003 and 2002 was $32.89 and $38.30, respectively. There were no options granted during the year ended September 30, 2001. The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

Year Ended September 30,	2003	2002
Expected volatility	46.7%	40.7%
Expected dividend yield	none	none
Risk-free interest rate	3.6%	4.9%
Expected life (in years)	7.0	7.0

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS – Certain items in prior-period financial statements have been reclassified to conform to the current presentation.

RECENT ACCOUNTING PRONOUNCEMENTS – In April 2002, SFAS No. 145 "Rescission of SFAS No. 4, 44, 64 and Amendment of SFAS No. 13 and Technical Corrections" was issued. SFAS No. 145 prevents treatment as extraordinary gains or losses on extinguishment of debt not meeting the criteria of APB No. 30. We adopted SFAS No. 145 on October 1, 2002, the beginning of fiscal 2003. As a result, the $1.2 million pre-tax charge for extinguishment of debt recorded during fiscal 2001 (see Note 9) is no longer classified as an extraordinary loss.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 defines a Variable Interest Entity ("VIE") as an entity with insufficient equity investment to finance its planned activities without additional financial support or an entity in which the equity investors lack certain characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a VIE is deemed to be the primary beneficiary of the VIE and must consolidate the VIE.

FIN 46 applied immediately to variable interest entities created after January 31, 2003, and with respect to variable interests held before February 1, 2003, FIN 46 will apply beginning with our quarter ending December 31, 2003, the first quarter of fiscal 2004.

We have evaluated all of our existing joint venture agreements, and we have determined that none of our joint ventures are VIEs. Therefore, we have not consolidated any of our joint venture agreements pursuant to the requirements of FIN 46. We have evaluated our option contracts for land entered into subsequent to January 31, 2003 and determined we are the primary beneficiary of certain of these option contracts. Although we do not have legal title to the optioned land, for those option contracts for which we are the primary beneficiary, we are required to consolidate the land under option at fair value. We believe that the exercise prices of our option contracts approximate their fair value. The consolidation of the land subject to these option contracts had the effect of increasing consolidated inventory not owned by $30.5 million with a corresponding increase to obligations related to consolidated inventory not owned in the accompanying consolidated balance sheet as of September 30, 2003. The liabilities represent the difference between the exercise price of the optioned land and our deposits. Additionally, to reflect the fair value of the inventory consolidated under FIN 46, we reclassified $5.2 million of related option deposits from development projects in progress to consolidated inventory not owned.

We currently estimate that we will record an additional $223 million, net of cash deposits, of consolidated inventory not owned, with a corresponding increase to obligations related to consolidated inventory not owned, during the first quarter of our 2004 fiscal year to reflect application of FIN 46 to option agreements that we entered into prior to February 1, 2003.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on our financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. With the exception of certain measurement criteria deferred indefinitely by the FASB, SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on our financial condition, results of operations or cash flows.

2 ACQUISITIONS

Effective April 17, 2002, Beazer Homes acquired Crossmann Communities, Inc. ("Crossmann"). Crossmann built single-family homes in Indiana – its home base – with operations in Kentucky, Mississippi, North Carolina, Ohio, South Carolina and Tennessee. This acquisition represented our entry into the Midwest region and strengthened our focus on the first-time homebuyer segment. We have included Crossmann's operating results in our consolidated financial statements since April 1, 2002.

The aggregate merger consideration we paid totaled approximately $500.2 million and consisted of approximately 3.9 million shares of Beazer Homes common stock (approximately $308.6 million) and approximately $191.6 million in cash. In connection with the merger, we also repaid approximately $125.4 million of Crossmann debt, resulting in total consideration paid of $625.6 million. The cash portion of the merger consideration and the repayment of Crossmann debt upon the merger were funded from net proceeds of our issuance of $350 million 8⅜% Senior Notes due 2012 in a private placement on April 17, 2002.

The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to reflect the fair value of assets and liabilities acquired. Under this method, Crossmann assets acquired and liabilities assumed were recorded on our balance sheet at their fair market value as of April 1, 2002. This resulted in an inventory write-up to fair value of $26.9 million and a write-down of fixed assets to fair value of $1.1 million. This acquisition resulted in approximately $239.9 million of goodwill, none of which is deductible for income tax purposes.

The following table summarizes *(in thousands)* the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Inventory	$357,801
Property, plant and equipment, net	9,085
Goodwill	239,919
Other assets	61,722
Total assets acquired	$668,527
Accounts payable and accrued liabilities	$ 31,455
Revolving credit facility	59,600
Other debt	63,641
Total liabilities assumed	154,696
Net assets acquired	$513,831

In August 2001, we acquired the assets and certain liabilities (approximately $9 million) of Sanford Homes of Colorado LLLP for approximately $59 million in cash. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated to reflect the fair value of assets and liabilities acquired. This acquisition resulted in $4.5 million of goodwill and $1 million of other intangible assets. Sanford's operating results have been included in our consolidated financial statements since August 1, 2001.

The following unaudited pro forma financial data *(in thousands, except per share amounts)* gives effect to our acquisitions of Crossmann and Sanford as if they had occurred on the first day of the fiscal year of acquisition and on the first day of the comparable prior period. The pro forma financial data is provided for comparative purposes only and is not necessarily indicative of the results that would have been obtained if the acquisitions had been effected at those dates.

Year Ended September 30,	2002	2001
Total revenues	$3,046,841	$2,708,587
Net income	141,753	125,322
Net income per share:		
Basic	$ 11.37	$ 10.45
Diluted	10.62	9.63

3 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to fluctuations in interest rates. We enter into derivative agreements to manage interest costs and hedge against risks associated with fluctuating interest rates. We do not enter into or hold derivatives for trading or speculative purposes. During the year ended September 30, 2001 we entered into interest rate swap agreements (the "Swap Agreements") to effectively fix the variable interest rate on $100 million of floating rate debt. The Swap Agreements mature in December 2004.

The Swap Agreements have been designated as cash flow hedges and accordingly, are recorded at fair value in our consolidated balance sheet and the related gains or losses are deferred in stockholders' equity, net of taxes, as a component of other comprehensive income. Amounts to be received or paid as a result of the Swap Agreements are accrued and recognized as adjustments to interest related to the designated debt. The net effect of this accounting on our operating results is that interest on the variable-rate debt is generally recorded based on fixed interest rates. No portion of these hedges was considered ineffective for the year ended September 30, 2003. We expect to reclassify $2.7 million, net of taxes of $1.8 million, from other comprehensive loss to interest expense over the next twelve months.

As a result of the Swap Agreements, we have recorded a cumulative after-tax other comprehensive loss of $3.4 million as of September 30, 2003. The estimated fair value of the Swap Agreements, based on current market rates, approximated $5.6 million at September 30, 2003 and is included in other liabilities

4 INVENTORY

Inventory consists of *(in thousands)*:

September 30,	2003	2002
Homes under construction	**$ 658,909**	$ 596,644
Development projects in progress	**919,257**	653,871
Unimproved land held for future development	**33,583**	43,829
Model homes	**76,060**	69,789
Consolidated inventory not owned	**35,674**	–
Total	**$1,723,483**	$1,364,133

Homes under construction include homes finished and ready for delivery and homes in various stages of construction. We had 362 ($58.3 million) and 507 ($68.7 million) completed homes that were not subject to a sales contract, not including model homes, at September 30, 2003 and 2002, respectively.

Development projects in progress consist principally of land and land improvement costs. Certain of the fully developed lots in this category are reserved by a deposit or sales contract.

Inventory located in California, the state with our largest concentration of inventory, was $323.8 million and $188.2 million at September 30, 2003, and 2002, respectively.

We acquire certain lots by means of option contracts. Option contracts generally require the payment of cash for the right to acquire lots during a specified period of time at a certain price. Under option contracts, both with and without specific performance provisions, purchase of the properties is contingent upon satisfaction of certain requirements by us and the sellers. Our obligation with respect to options with specific performance provisions is included on our consolidated balance sheet in other liabilities at September 30, 2003. Under option contracts without specific performance obligations, our liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $137.3 million at September 30, 2003. This amount includes letters of credit of approximately $38.9 million. Below is a summary of amounts *(in thousands)* committed under all options at September 30, 2003:

	Aggregate Purchase Price of Options
Options with specific performance	$ 21,689
Options without specific performance	1,350,905
Total options	$1,372,594

We expect to exercise all of our option contracts with specific performance obligations and, subject to market conditions, substantially all of our option contracts without specific performance obligations. Various factors, some of which are beyond our control, such as market conditions, and the timing of development activities, can have a significant impact on the timing of option exercises. Under their current terms and assuming no significant changes in market conditions or other factors, we expect to exercise our existing options as follows *(in thousands)*:

Year Ending September 30,	
2004	$ 269,537
2005	458,371
Thereafter	644,686
Total	$1,372,594

5 INTEREST

Information regarding interest *(in thousands)* is as follows:

Year Ended September 30,	2003	2002	2001
Capitalized interest in inventory, beginning of year	**$24,441**	$16,271	$13,681
Interest incurred and capitalized	**65,295**	51,171	35,825
Capitalized interest amortized to cost of sales	**(55,451)**	(43,001)	(33,235)
Capitalized interest in inventory, end of the year	**$34,285**	$24,441	$16,271

6 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of *(in thousands)*:

September 30,	2003	2002
Land and buildings	**$ 1,011**	$ 1,133
Leasehold improvements	**5,429**	4,558
Machinery and equipment	**18,954**	14,186
Information systems	**14,608**	13,190
Furniture and fixtures	**13,960**	13,986
	53,962	47,053
Less: Accumulated depreciation	**(34,777)**	(27,957)
Property, plant and equipment, net	**$19,185**	$19,096

7 REVOLVING CREDIT FACILITY

During fiscal 2003 we executed a $250 million four-year revolving credit facility (the "Revolving Credit Facility") with a group of banks. The Revolving Credit Facility matures in June 2007 and renews and extends our $250 million revolving credit facility, which was set to expire in September 2004. The Revolving Credit Facility bears interest at a fluctuating rate (2.8% at September 30, 2003) based upon LIBOR or the corporate base rate of interest announced by our lead bank. The Revolving Credit Facility contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the Revolving Credit Facility.

Available borrowings under the Revolving Credit Facility are limited to certain percentages of homes under contract, unsold homes, substantially improved lots and accounts receivable. At September 30, 2003 we had no borrowings outstanding, and had available borrowings of $172 million under the Revolving Credit Facility.

8 TERM LOAN

During fiscal 2003 we executed a $200 million four-year term loan (the "Term Loan") with a group of banks. The Term Loan matures in June 2007 and replaces our $100 million term loan that was set to mature in December 2004. The Term Loan bears interest at a fluctuating rate (2.8% at September 30, 2003) based upon LIBOR or the corporate base rate of interest announced by our lead bank. The Term Loan contains various operating and financial covenants. Each of our significant subsidiaries is a guarantor under the Term Loan. As discussed in Note 9, a portion of the proceeds from the increase in our Term Loan was used to retire our $100 million 8⅞% Senior Notes due in 2008.

As discussed in Note 3, we entered into Swap Agreements to manage interest costs and hedge against risks associated with fluctuating interest rates related to $100 million of floating rate debt. As of September 30, 2003, we had entered into interest rate swaps to effectively fix the interest rate (before spread) on $100 million in floating rate debt as follows: $75 million is fixed at 5.925% per annum; $10 million is fixed at 5.17% per annum; $5 million is fixed at 5.50% per annum; and $10 million is fixed at 5.055% per annum. The Swap Agreements expire in December 2004.

9 SENIOR NOTES

In April 2002 we issued $350 million 8⅜% Senior Notes due April 2012 (the "Original Notes") in a private placement pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, as amended. In September 2002 we completed an offer to exchange all of the outstanding Original Notes for an equal amount of 8⅜% Senior Notes due 2012 (the "8⅜% Senior Notes"), which were registered under the Securities Act of 1933. The terms of the 8⅜% Senior Notes were substantially identical to the terms of the Original Notes. The Original Notes were issued at a price of 100% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅜% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅜% Senior Notes in whole or in part at any time after April 2007, initially at 104.188% of the principal amount, declining to 100% of the principal amount after April 2010. A portion of such notes may also be redeemed prior to April 2005 under certain conditions. We used the proceeds from the issuance of the 8⅜% Senior Notes to fund the cash portion of the

Crossmann acquisition, to repay Crossmann's outstanding net indebtedness, to reduce borrowings under our revolving credit facility at the time, and to pay related fees, commissions and other expenses.

In May 2001 we issued $200 million 8⅝% Senior Notes due May 2011 (the "8⅝% Senior Notes") at a price of 99.178% of their face amount (before underwriting discount and other issuance costs). Interest on the 8⅝% Senior Notes is payable semiannually. We may, at our option, redeem the 8⅝% Senior Notes in whole or in part at any time after May 2006, initially at 104.3125% of the principal amount, declining to 100% of the principal amount after May 2009. A portion of such notes may also be redeemed prior to May 2004 under certain conditions. We used a portion of the proceeds from the issuance of the 8⅝% Senior Notes to redeem $115 million of our 9% Senior Notes which were due in March 2004. As a result of this redemption of the 9% Senior Notes, we recorded a pre-tax charge during fiscal 2001 of $1.2 million for the write-off of associated unamortized debt issuance costs.

A portion of the proceeds from the increase in our Term Loan was used to retire our $100 million 8⅞% Senior Notes due in 2008 (the "8⅞% Senior Notes"). The 8⅞% Senior Notes were redeemed at 104.438% of the principal amount, plus accrued interest. As a result of the redemption of the 8⅞% Senior Notes, we recorded a pre-tax charge of $7.6 million, which includes the write-off of previously capitalized fees, during fiscal 2003.

The 8⅜% Senior Notes and the 8⅝% Senior Notes (collectively the "Senior Notes") are unsecured obligations ranking pari passu with all other existing and future senior indebtedness. All of our significant subsidiaries are full and unconditional guarantors of the Senior Notes and our obligations under the Revolving Credit Facility and Term Loan, and are jointly and severally liable for obligations under the Senior Notes, Revolving Credit Facility and Term Loan. Each guarantor subsidiary is a 100% owned subsidiary of Beazer Homes.

The indentures under which the Senior Notes were issued contain certain restrictive covenants, including limitations on payment of dividends. At September 30, 2003, under the most restrictive covenants of each indenture, approximately $229.5 million of our retained earnings was available for cash dividends and for share repurchases. Each indenture provides that, in the event of defined changes in control or if our consolidated tangible net worth falls below a specified level or in certain circumstances upon sale of assets, we are required to offer to repurchase certain specified amounts of outstanding Senior Notes.

10 INCOME TAXES

The provision for income taxes consists of *(in thousands)*:

Year Ended September 30,	2003	2002	2001
Current:			
Federal	**$106,871**	$78,709	$48,926
State	**16,261**	13,566	7,943
Deferred	**(10,348)**	(12,850)	(8,997)
Total	**$112,784**	$79,425	$47,872

The provision for income taxes differs from the amount computed by applying the federal income tax statutory rate as follows *(in thousands)*:

Year Ended September 30,	2003	2002	2001
Income tax computed at statutory rate	**$ 99,935**	$70,721	$42,962
State income taxes, net of federal benefit	**12,764**	8,524	4,686
Goodwill amortization	**–**	–	189
Other	**85**	180	35
Total	**$112,784**	$79,425	$47,872

Deferred tax assets and liabilities are composed of the following *(in thousands)*:

Year Ended September 30,	2003	2002
Deferred Tax Assets:		
Warranty and other reserves	**$19,352**	$13,895
Incentive compensation	**3,752**	8,779
Property, equipment and other assets	**3,604**	2,376
Interest rate swaps	**2,203**	3,073
Other	**767**	–
Total Deferred Tax Assets	**29,678**	28,123
Deferred Tax Liabilities:		
Inventory valuation	**(3,518)**	(825)
Other	**–**	(199)
Net Deferred Tax Assets	**$26,160**	$27,099

We believe that based upon our history of profitable operations, it is more likely than not that our net deferred tax asset will be realized.

11 LEASES

We are obligated under various non-cancelable operating leases for office facilities and equipment. Rental expense under these agreements amounted to approximately $11,562,000, $9,654,000 and $7,569,000 for the years ended September 30, 2003, 2002 and 2001, respectively. As of September 30, 2003, future minimum lease payments under non-cancelable operating lease agreements are as follows: *(in thousands)*:

Year Ending September 30,	
2004	$ 9,122
2005	7,906
2006	5,552
2007	4,431
2008	3,136
Thereafter	6,353
Total	$36,500

12 STOCKHOLDERS' EQUITY

PREFERRED STOCK – We currently have no shares of preferred stock outstanding.

COMMON STOCK REPURCHASE PLAN – In February 2003 our Board of Directors approved a stock repurchase plan authorizing the purchase of up to one million shares of our outstanding common stock. As of September 30, 2003, we have repurchased 128,000 shares for an aggregate purchase price of $6.9 million or approximately $54 per share pursuant to the plan.

SHAREHOLDER RIGHTS PLAN – In June 1996 our Board of Directors adopted a Shareholder Rights Plan and distributed a dividend of one preferred share purchase right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Shares"), of Beazer Homes. The Rights become exercisable in certain limited circumstances involving principally the acquisition of over 20% of our outstanding common stock by any one individual or group. The Rights are initially exercisable at a price of $80 per one hundredth of a Junior Preferred Share subject to adjustment. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase at the Right's then-current exercise price, a number of shares of our common stock having a market value of twice such price, or, in certain circumstances, securities of the acquirer, having a then-current market value of two times the exercise price of the Right.

The Rights are redeemable and may be amended at our option before they become exercisable. Until a Right is exercised, the holder of a Right has no rights as a shareholder of Beazer Homes. The Rights expire in June 2006.

DIVIDENDS – The Company's Board of Directors on November 4, 2003 declared an initial quarterly cash dividend of $0.10 per common share payable December 22, 2003 to shareholders of record at the close of business on December 10, 2003.

13 EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows *(in thousands, except per share amounts)*:

Year Ended September 30,	**2003**	2002	2001
Basic:			
Net income	**$172,745**	$122,634	$74,876
Weighted average number of common shares outstanding	**12,886**	10,535	8,145
Basic earnings per share	**$ 13.41**	$ 11.64	$ 9.19
Diluted:			
Net income applicable to common stockholders	**$172,745**	$122,634	$74,876
Weighted average number of common shares outstanding	**12,886**	10,535	8,145
Effect of dilutive securities:			
Restricted stock units	**252**	364	493
Options to acquire common stock	**376**	516	518
Diluted weighted average number of common shares outstanding	**13,514**	11,415	9,156
Diluted earnings per share	**$ 12.78**	$ 10.74	$ 8.18

Options to purchase 137,326 and 143,898 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 2003 and 2002, respectively, because the options' exercise price was greater than the average market price of the common shares during those years.

14 RETIREMENT PLAN AND INCENTIVE AWARDS

401(k) RETIREMENT PLAN – We sponsor a 401(k) Plan (the "Plan"). Substantially all employees are eligible for participation in the Plan after completing one month of service with us. Participants may defer and contribute to the Plan from 1% to 80% of their salary with certain limitations on highly compensated individuals. We match 50% of the first 6% of the participant's contributions. The participant's contributions vest 100% immediately, while our contributions vest over five years. Our total contributions for the years ended September 30, 2003, 2002 and 2001 were approximately $2,022,000, $1,851,000 and $1,632,000, respectively.

DEFERRED COMPENSATION PLAN – During fiscal 2002, we adopted the Beazer Homes USA, Inc. Deferred Compensation Plan (the "DCP Plan"). The DCP Plan is a non-qualified deferred compensation plan for a select group of executives and highly compensated employees. The Plan allows the executives to defer current compensation on a pre-tax basis to a future year, up until termination of employment. The objectives of the Plan are: 1) to assist executives with financial planning and capital accumulation, and, 2) to provide the Company with a method of attracting, rewarding and retaining highly compensated executives. Participation in the plan is voluntary. Beazer Homes may voluntarily make a contribution to the participants' DCP accounts. For the years ended September 30, 2003 and 2002, Beazer Homes contributed $626,000 and $284,000, respectively, to the Plan.

STOCK INCENTIVE PLANS – During fiscal 2000, we adopted the 1999 Stock Incentive Plan (the "1999 Plan") because the shares reserved under the 1994 Stock Incentive Plan (the "1994 Plan") had been substantially depleted. We also have the Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"). At September 30, 2003, we had reserved 2,975,000 shares of common stock for issuance under our various stock incentive plans, of which 181,177 shares are available for future grants.

STOCK OPTION AWARDS – We have issued several stock option awards to officers and key employees under both the 1999 Plan and the 1994 Plan and to non-employee directors pursuant to the Non-Employee Director Plan. Stock options are generally exercisable at the fair market value of the common stock on the grant date, vest three years after the date of grant and may be exercised thereafter until their expiration on the tenth anniversary from the date such options were granted, subject to forfeiture upon termination of employment as provided in the applicable plan.

Information regarding activity under our stock option plans is summarized as follows:

Year Ended September 30,	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	**1,070,880**	**$28.37**	1,230,540	$19.62	1,369,290	$19.37
Granted	**214,577**	**$62.21**	166,245	75.10	–	–
Exercised	**(462,506)**	**$21.69**	(298,907)	18.46	(134,000)	17.02
Forfeited	**(30,236)**	**$47.40**	(26,998)	27.10	(4,750)	20.19
Options outstanding at end of year	**792,715**	**$41.48**	1,070,880	$28.37	1,230,540	$19.62
Options exercisable at end of year	**455,087**	**$20.69**	390,537	$19.86	649,250	$18.63

The following table summarizes information about stock options outstanding and exercisable at September 30, 2003:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$13–$18	167,524	6	$17.49	167,524	$17.49
$20–$25	287,563	6	22.56	287,563	22.56
$56–$63	201,064	9	62.19	–	–
$74–$87	136,564	9	80.27	–	–
	792,715			455,087	

OTHER STOCK AWARDS – We have made several restricted stock awards to officers and key employees under both the 1999 Plan and the 1994 Plan. All restricted stock is awarded in the name of the participant, who has all the rights of other common stockholders subject to restrictions and forfeiture provisions. Accordingly, such restricted stock awards are considered outstanding shares. Certain restricted stock awards vest three years after the date of grant, while others vest seven years after the date of grant but provide for accelerated vesting if certain performance goals are achieved. Compensation expense recognized for such awards totaled $3,984,000, $2,365,000 and $2,926,000 for the years ended September 30, 2003, 2002 and 2001 respectively.

Activity relating to restricted stock awards is summarized as follows:

Year Ended September 30,	**2003**	2002	2001
Restricted shares, beginning of year	**88,337**	134,625	381,624
Shares awarded	**215,642**	79,337	–
Shares forfeited	**(2,026)**	–	(4,820)
Shares vested	**(9,000)**	(125,625)	(242,179)
Restricted shares, end of year	**292,953**	88,337	134,625

We have an incentive compensation plan (called the Value Created Incentive Plan), modeled under the concepts of economic profit or economic value added. Participants may receive a portion of their earned annual incentive compensation under the plan in our common stock (the "Bonus Stock"). Such shares are issued after a three-year vesting period, subject to an election for further deferral by the participant, at a discount to the stock's market value at the time the bonus was earned. Should the participant's employment terminate during the vesting period, the deferred incentive compensation is settled in cash or cash and stock, depending on the cause of termination.

Activity relating to Bonus Stock is as follows:

Year Ended September 30,	**2003**	2002	2001
Bonus Stock issuable, beginning of year	**209,158**	237,362	227,713
Shares awarded	**22,847**	28,029	47,504
Shares forfeited	**(6,370)**	(2,905)	(10,598)
Shares vested and issued	**(97,231)**	(53,328)	(27,257)
Bonus Stock issuable, end of year	**128,404**	209,158	237,362

Our former Chief Financial Officer resigned effective September 30, 2003. Effective October 1, 2003, Beazer Homes and our former CFO entered into a consulting and non-compete agreement pursuant to which our former CFO will retain and continue to vest in various stock awards during the two year life of the agreement which would have otherwise been forfeited upon termination, representing up to 46,409 shares of the Company's common stock. As a result, $3,300,000 of unearned compensation cost was recorded to reflect the fair value of the stock awards as of September 30, 2003. Such unearned compensation cost, as adjusted by changes in the value of the Company's common stock, will be recognized over the two year life of the consulting and non-compete agreement.

15 CONTINGENCIES

We had outstanding letters of credit and performance bonds of approximately $40.3 million and $336.1 million, respectively, at September 30, 2003 related principally to our obligations to local governments to construct roads and other improvements in various developments in addition to the letters of credit of approximately $38.9 million relating to our land option contracts discussed in Note 4. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

The Company and certain of its subsidiaries have been named as defendants in various claims, complaints and other legal actions, including relating to moisture intrusion and related mold claims, construction defects and product liability. Certain of the liabilities resulting from these actions are covered by insurance. While management currently believes that the ultimate resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, such matters are subject to inherent uncertainties. The Company has recorded reserves to provide for the anticipated costs associated with the resolution of these matters. However, there exists the possibility that the costs to resolve these matters could differ from the recorded estimates and therefore have a material adverse impact on the Company's net income of the periods in which the matters are resolved.

We provide a limited warranty (ranging from one to two years) of workmanship and materials with each of our homes. Such warranty covers defects in plumbing, electrical, heating, cooling and ventilating systems and major structural defects. In addition, we provide a ten-year warranty with each of our homes, covering major structural defects only. Since we subcontract our homebuilding work to subcontractors who generally provide us with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of our subcontractors.

We self-insure our structural warranty obligations through our wholly owned risk retention groups, United Home Insurance Company, A Risk Retention Group ("UHIC") and Meridian Structural Insurance, Risk Retention Group Inc. We believe this results in cost savings as well as increased control over the warranty process. As of September 30, 2003, Meridian was merged into UHIC.

There can be no assurance, however, that the terms and limitations of the limited warranty will be enforceable against the homebuyers, that we will be able to renew our insurance coverage or renew it at reasonable rates, that we will not be liable for damages, the cost of repairs, and or the expense of litigation surrounding possible construction defects, soil subsidence or building-related claims or that claims will not arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

We record reserves covering our anticipated warranty expense for each home closed. Management reviews the adequacy of warranty reserves each reporting period based on historical experience and claims in progress. Warranty reserves are included in accrued expenses. The 2003 warranty expense increased, compared to 2002, principally due to costs recorded in connection with remediation relating to moisture intrusion resulting from construction defects and related mold concerns.

Changes in our warranty reserves during the period are as follows *(in thousands)*:

Year Ended September 30,	2003	2002
Balance at beginning of period	**$25,527**	$16,464
Provisions	**39,244**	24,883
Payments	**(24,298)**	(15,820)
Balance at end of period	**$40,473**	$25,527

16 SUPPLEMENTAL GUARANTOR INFORMATION

As discussed in Note 9, the Company's obligations to pay principal, premium, if any and interest under certain debt are guaranteed on a joint and several basis by substantially all of its subsidiaries. The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by Beazer Homes USA, Inc. The Company has determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented.

CONSOLIDATING BALANCE SHEET
September 30, 2003

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
ASSETS					
Cash and cash equivalents	$ 110,754	$ (40,079)	$ 2,697	$ –	$ 73,372
Accounts receivable	–	64,620	1,383	–	66,003
Inventory	–	1,713,639	–	9,844	1,723,483
Deferred tax asset	26,160	–	–	–	26,160
Property, plant and equipment, net	–	19,166	19	–	19,185
Goodwill	–	251,603	–	–	251,603
Investments in subsidiaries	1,246,831	–	–	(1,246,831)	–
Intercompany	403,945	(415,211)	11,266	–	–
Other assets	11,085	35,587	5,556	–	52,228
Total Assets	$1,798,775	$1,629,325	$20,921	$(1,236,987)	$2,212,034
LIABILITIES AND STOCKHOLDERS' EQUITY					
Trade accounts payable	$ –	$ 125,099	$ 422	$ –	$ 125,521
Other liabilities	64,963	272,960	9,642	3,888	351,453
Intercompany	(1,248)	–	1,248	–	–
Term Loan	200,000	–	–	–	200,000
Senior Notes	541,365	–	–	–	541,365
Total Liabilities	805,080	398,059	11,312	3,888	1,218,339
Stockholders' Equity	993,695	1,231,266	9,609	(1,240,875)	993,695
Total Liabilities and Stockholders' Equity	$1,798,775	$1,629,325	$20,921	$(1,236,987)	$2,212,034

CONSOLIDATING BALANCE SHEET
September 30, 2002

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
ASSETS					
Cash and cash equivalents	$ 147,355	$ (25,759)	$ 3,393	$ –	$ 124,989
Accounts receivable	–	53,322	1,007	–	54,329
Inventory	–	1,355,963	–	8,170	1,364,133
Deferred tax asset	27,099	–	–	–	27,099
Property, plant and equipment, net	–	19,093	3	–	19,096
Goodwill	–	251,603	–	–	251,603
Investments in subsidiaries	1,061,452	–	–	(1,061,452)	–
Intercompany	341,749	(349,060)	7,311	–	–
Other assets	13,612	35,759	2,227	–	51,598
Total Assets	$1,591,267	$1,340,921	$13,941	$(1,053,282)	$1,892,847
LIABILITIES AND STOCKHOLDERS' EQUITY					
Trade accounts payable	$ –	$ 108,460	$ 94	$ –	$ 108,554
Other liabilities	53,706	181,448	7,313	3,211	245,678
Intercompany	(1,054)	–	1,054	–	–
Term Loan	100,000	–	–	–	100,000
Senior Notes	639,100	–	–	–	639,100
Total Liabilities	791,752	289,908	8,461	3,211	1,093,332
Stockholders' Equity	799,515	1,051,013	5,480	(1,056,493)	799,515
Total Liabilities and Stockholders' Equity	$1,591,267	$1,340,921	$13,941	$(1,053,282)	$1,892,847

CONSOLIDATING STATEMENT OF INCOME
September 30, 2003

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Total revenue	$ –	$3,169,765	$7,643	$ –	$3,177,408
Costs and expenses:					
Home construction and land sales	65,295	2,478,059	525	(9,844)	2,534,035
Selling, general and administrative	–	354,088	2,560	–	356,648
Expenses related to retirement of debt	7,570	–	–	–	7,570
Operating income	(72,865)	337,618	4,558	9,844	279,155
Other income, net	–	6,347	27	–	6,374
Income before income taxes	(72,865)	343,965	4,585	9,844	285,529
Provision for income taxes	(28,782)	135,867	1,811	3,888	112,784
Equity in income of subsidiaries	216,828	–	–	(216,828)	–
Net income	$172,745	$ 208,098	$2,774	$(210,872)	$ 172,745

CONSOLIDATING STATEMENT OF INCOME
September 30, 2002

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Total revenue	$ –	$2,635,619	$5,554	$ –	$2,641,173
Costs and expenses:					
Home construction and land sales	51,171	2,112,261	153	(8,170)	2,155,415
Selling, general and administrative	–	290,533	2,051	–	292,584
Operating income	(51,171)	232,825	3,350	8,170	193,174
Other income, net	–	8,847	38	–	8,885
Income before income taxes	(51,171)	241,672	3,388	8,170	202,059
Provision for income taxes	(20,114)	94,997	1,331	3,211	79,425
Equity in income of subsidiaries	153,691	–	–	(153,691)	–
Net income	$122,634	$ 146,675	$2,057	$(148,732)	$ 122,634

CONSOLIDATING STATEMENT OF INCOME
September 30, 2001

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Total revenue	$ –	$1,801,215	$3,962	$ –	$1,805,177
Costs and expenses:					
Home construction and land sales	35,825	1,444,124	91	(2,590)	1,477,450
Selling, general and administrative	–	203,317	2,181	–	205,498
Expenses related to retirement of debt	1,202	–	–	–	1,202
Operating income	(37,027)	153,774	1,690	2,590	121,027
Other income, net	–	1,704	17	–	1,721
Income before income taxes	(37,027)	155,478	1,707	2,590	122,748
Provision for income taxes	(14,441)	60,637	666	1,010	47,872
Equity in income of subsidiaries	97,462	–	–	(97,462)	–
Net income	$74,876	$ 94,841	$1,041	$(95,882)	$ 74,876

CONSOLIDATING STATEMENT OF CASH FLOWS
September 30, 2003

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Net cash provided/(used) by operating activities	$ (11,140)	$(32,990)	$ 3,081	$ –	$(41,049)
Cash flows from investing activities:					
Capital expenditures		(9,309)	(16)		(9,325)
Investments in unconsolidated joint ventures		(4,941)	–		(4,941)
Distributions from and proceeds from sale of unconsolidated joint ventures		7,714	–		7,714
Net cash used by investing activities	–	(6,536)	(16)	–	(6,552)
Cash flows from financing activities:					
Proceeds from Term Loan	200,000		–		200,000
Repayment of Term Loan	(100,000)		–		(100,000)
Redemption of 8⅞% Senior Notes	(104,438)		–		(104,438)
Advances (to) from subsidiaries	(21,445)	25,206	(3,761)		–
Debt issuance costs	(2,458)		–		(2,458)
Proceeds from stock option exercises	9,805		–		9,805
Common share repurchases	(6,925)		–		(6,925)
Net cash provided/(used) by financing activities	(25,461)	25,206	(3,761)	–	(4,016)
Decrease in cash and cash equivalents	(36,601)	(14,320)	(696)	–	(51,617)
Cash and cash equivalents at beginning of year	147,355	(25,759)	3,393		124,989
Cash and cash equivalents at end of year	$ 110,754	$(40,079)	$ 2,697	$ –	$ 73,372

CONSOLIDATING STATEMENT OF CASH FLOWS
September 30, 2002

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Net cash provided/(used) by operating activities	$ (18,717)	$ 71,291	$ 6,890	$ –	$ 59,464
Cash flows from investing activities:					
Capital expenditures		(8,213)	–		(8,213)
Proceeds from sale of fixed assets		4,800	–		4,800
Investments in unconsolidated joint ventures		(3,146)	–		(3,146)
Distributions from and proceeds from sale of unconsolidated joint ventures		12,736	–		12,736
Acquisitions, net of cash acquired		(320,810)	–		(320,810)
Net cash used by investing activities	–	(314,633)	–	–	(314,633)
Cash flows from financing activities:					
Proceeds from issuance of 8⅜% Senior Notes	343,000		–		343,000
Advances (to) from subsidiaries	(223,050)	225,916	(2,866)		–
Debt issuance costs	(7,513)		–		(7,513)
Proceeds from stock option exercises	5,162		–		5,162
Common share repurchases	(2,169)		–		(2,169)
Net cash provided/(used) by financing activities	115,430	225,916	(2,866)	–	338,480
Increase/(decrease) in cash and cash equivalents	96,713	(17,426)	4,024	–	83,311
Cash and cash equivalents at beginning of year	50,642	(8,333)	(631)		41,678
Cash and cash equivalents at end of year	$ 147,355	$(25,759)	$ 3,393	$ –	$124,989

CONSOLIDATING STATEMENT OF CASH FLOWS
September 30, 2001

(in thousands)	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
Net cash provided/(used) by operating activities	$ 126	$(21,131)	$(4,573)	$ –	$ (25,578)
Cash flows from investing activities:					
Capital expenditures		(5,906)	–		(5,906)
Investments in unconsolidated joint ventures		(4,517)	–		(4,517)
Acquisitions, net of cash acquired		(62,412)	–		(62,412)
Net cash used by investing activities	–	(72,835)	–	–	(72,835)
Cash flows from financing activities:					
Change in revolving credit facility	(40,000)		–		(40,000)
Proceeds from Term Loan	100,000		–		100,000
Proceeds from issuance of 8⅝% Senior Notes	198,356		–		198,356
Redemption of 9% Senior Notes	(115,000)		–		(115,000)
Advances (to) from subsidiaries	(74,165)	72,684	1,481		–
Debt issuance costs	(5,246)		–		(5,246)
Proceeds from stock option exercises	2,287		–		2,287
Common share repurchases	(306)		–		(306)
Net cash provided by financing activities	65,926	72,684	1,481	–	140,091
Increase/(decrease) in cash and cash equivalents	66,052	(21,282)	(3,092)	–	41,678
Cash and cash equivalents at beginning of year	(15,410)	12,949	2,461		–
Cash and cash equivalents at end of year	$ 50,642	$ (8,333)	$ (631)	$ –	$ 41,678

17 SUBSEQUENT EVENT

On November 13, 2003 we issued $200 million 6½% Senior Notes due November 2013 (the "6½% Senior Notes") in a private placement pursuant to Rule 144A and Regulation S promulgated under the Securities Act of 1933, as amended. The 6½% Senior Notes were issued at a price of 100% of their face amount (before underwriting discount and other issuance costs). Interest on the 6½% Senior Notes is payable semiannually. We may, at our option, redeem the 6½% Senior Notes in whole or in part at any time after November 2008, initially at 103.250% of the principal amount, declining to 100% of the principal amount after November 2011. We may redeem the 6½% Senior Notes, in whole or in part, at any time before November 2008 at a redemption price equal to the principal amount thereof plus a "make-whole" premium, plus accrued interest. A portion of such notes may also be redeemed prior to November 2006 under certain conditions. We intend to use the proceeds from the issuance of the 6½% Senior Notes for general corporate purposes.

Within 90 days after issuance of the 6½% Senior Notes, we will initiate an offer to exchange all of the outstanding 6½% Senior Notes for an equal amount of notes with terms substantially identical to the 6½% Senior Notes, which will be registered under the Securities Act of 1933.

Independent Auditors' Report

BEAZER HOMES USA, INC.

To the Board of Directors and Stockholders of
Beazer Homes USA, Inc.

We have audited the accompanying consolidated balance sheets of Beazer Homes USA, Inc. and subsidiaries (the "Company") as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beazer Homes USA, Inc. and subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for consolidated inventory not owned to conform to Financial Accounting Standards Board Interpretation No. 46.

Deloitte & Touche LLP

Atlanta, Georgia
November 5, 2003
(November 13, 2003 as to Note 17)

Quarterly Financial Data and Stock Price Information

BEAZER HOMES USA, INC.

Summarized Quarterly Financial Information (unaudited):

(in thousands, except per share data)

Quarter Ended	September 30	June 30	March 31	December 31
FISCAL 2003:				
Total revenue	$1,039,923	$771,758	$665,567	$700,160
Operating income	92,634	65,968	61,487	59,066
Net income	57,164	40,689	37,972	36,920
Net income per common share:				
Basic	$ 4.38	$ 3.16	$ 2.96	$ 2.88
Diluted	$ 4.18	$ 3.01	$ 2.83	$ 2.75
FISCAL 2002:				
Total revenue	$ 904,331	$743,813	$503,312	$489,717
Operating income	64,100	53,721	38,255	37,098
Net income	40,658	34,649	24,177	23,150
Net income per common share:				
Basic	$ 3.21	$ 2.76	$ 2.84	$ 2.76
Diluted	$ 3.03	$ 2.59	$ 2.56	$ 2.47

QUARTERLY STOCK PRICE INFORMATION:

	September 30	June 30	March 31	December 31
2003 PERIOD:				
High	$ 87.94	$ 94.90	$ 63.93	$ 70.40
Low	$ 75.57	$ 58.18	$ 52.49	$ 51.40
2002 PERIOD:				
High	$ 80.75	$ 92.48	$ 95.05	$ 77.10
Low	$ 54.25	$ 70.91	$ 66.31	$ 41.00

Board of Directors and Corporate Officers

BEAZER HOMES USA, INC.

BOARD OF DIRECTORS

Brian C. Beazer
Non-Executive Chairman of the Board,
Beazer Homes USA, Inc.

Laurent Alpert
Partner,
Cleary, Gottlieb, Steen & Hamilton

Katie J. Bayne
Senior Vice President,
Integrated Marketing, North America,
The Coca-Cola Company

Ian J. McCarthy
President and Chief Executive Officer,
Beazer Homes USA, Inc.

David E. (Ned) Mundell
Director,
ORIX USA Corporation

Maureen E. O'Connell
President and Chief Operating Officer,
Gartner, Inc.

Larry T. Solari
Former Chairman and Chief Executive Officer,
BSI Holdings, Inc.

Stephen P. Zelnak, Jr.
Chairman and Chief Executive Officer,
Martin Marietta Materials, Inc.

CORPORATE OFFICERS

Ian J. McCarthy
President and Chief Executive Officer

Michael H. Furlow
Executive Vice President
and Chief Operating Officer

James O'Leary
Executive Vice President
and Chief Financial Officer

C. Lowell Ball, Esq.
Senior Vice President, General Counsel

Michael T. Rand
Senior Vice President, Corporate Controller

John Skelton
Senior Vice President, Forward Planning

Jonathan P. Smoke
Senior Vice President, Chief Information Officer

W. Mark Berry
Vice President, Risk Management

Cory J. Boydston
Vice President, Financial Services
and Treasurer

Fred Fratto
Vice President, Human Resources

Marilyn Gardner
Vice President, Sales and Marketing

John Maggard
Vice President, Audit and Controls

Gonzolo Romero
Vice President, Planning and Design

Edmond G. Snider, Jr.
Vice President, Construction Quality
and Workplace Safety

Joseph Thompson
Vice President, National Brand

Selected Combined Financial and Operating Data

BEAZER HOMES USA, INC.

(in thousands, except per share data)

Year Ended September 30,	2003	2002	2001
FINANCIAL HIGHLIGHTS:			
Statement of Operations Data			
Total revenue	$3,177,408	$2,641,173	$1,805,177
Earnings before interest and taxes ("EBIT")[1]	340,980	245,060	157,185
Net income	172,745	122,634	74,876
Net earnings per share:			
Basic	$ 13.41	$ 11.64	$ 9.19
Diluted	12.78	10.74	8.18
Balance Sheet Data at Year-End			
Total assets	$2,212,034	$1,892,847	$ 995,289
Total debt	741,365	739,100	395,238
Stockholders' equity	993,695	799,515	351,195
Return Data			
Return on average assets (pre-tax)	16.6%	17.0%	18.6%
Return on average capital (pre-tax)	20.8%	21.4%	24.8%
Return on average equity	19.3%	21.3%	24.1%
Book value per share[3]	$ 72.64	$ 59.63	$ 37.71
OPERATING DATA:			
Number of new orders, net of cancellations[4]			
Southeast Region	5,614	4,623	3,770
West Region	5,142	4,669	3,810
Central Region	1,128	1,244	1,022
Mid-Atlantic Region	1,655	1,365	1,437
Midwest Region	2,777	1,709	–
Total	16,316	13,610	10,039
Backlog at end of period:			
Southeast Region	2,321	1,867	1,240
West Region	2,287	1,833	1,606
Central Region	396	507	384
Mid-Atlantic Region	1,117	700	747
Midwest Region	1,305	1,612	–
Total	7,426	6,519	3,977
Number of closings:			
Southeast Region	5,160	4,575	3,414
West Region	4,688	4,442	3,412
Central Region	1,239	1,121	897
Mid-Atlantic Region	1,238	1,412	1,336
Midwest Region	3,084	2,053	–
Total	15,409	13,603	9,059
Average sales price per home closed:	$ 201.3	$ 190.8	$ 195.3

(1) See page 25 for definition and reconciliation to GAAP measure.
(2) Pro forma to give effect to the initial public offering and related transactions, as if such transactions were effected as of October 1, 1993.
(3) Book value per share is calculated as stockholders' equity divided by diluted weighted average shares.
(4) New orders do not include homes in backlog from acquired operations.

	2000	1999	1998	1997	1996	1995	1994
	$1,527,865	$1,394,074	$977,409	$852,110	$866,627	$647,828	$536,526
	99,189	86,013	56,525	33,051	45,327	32,188	37,169
	43,606	36,934	23,201	11,189	18,266	11,352	16,468
	$ 5.28	$ 4.59	$ 3.27	$ 1.18	$ 2.24	$ 1.26	$ 1.78[2]
	5.05	4.15	2.66	1.15	2.01	1.23	1.76[2]
	$ 696,228	$ 594,568	$525,591	$399,595	$356,643	$345,240	$314,941
	252,349	215,000	215,000	145,000	115,000	115,000	115,000
	270,538	234,662	199,224	179,286	178,701	164,544	150,406
	15.4%	15.4%	12.2%	8.7%	12.9%	9.8%	13.3%
	20.4%	19.9%	15.3%	10.7%	15.8%	11.8%	15.5%
	17.3%	17.0%	12.3%	6.3%	10.6%	7.2%	13.4%
	$ 31.41	$ 26.48	$ 22.78	$ 20.75	$ 19.59	$ 18.60	$ 16.31
	2,892	3,041	2,888	1,969	2,048	2,083	1,726
	3,393	2,900	3,245	2,817	3,172	2,660	1,902
	695	485	749	765	401	98	–
	1,248	1,109	–	–	–	–	48
	–	–	–	–	–	–	–
	8,228	7,535	6,882	5,551	5,621	4,841	3,676
	875	999	996	505	580	708	478
	1,149	786	743	479	680	722	506
	259	206	318	208	166	53	–
	646	567	–	–	–	1	3
	–	–	–	–	–	–	–
	2,929	2,558	2,057	1,192	1,426	1,484	987
	3,016	3,108	2,493	2,044	2,212	1,853	1,734
	3,030	2,857	2,981	3,018	3,343	2,444	2,073
	642	597	639	723	379	64	–
	1,169	1,027	–	–	1	2	119
	–	–	–	–	–	–	–
	7,857	7,589	6,113	5,785	5,935	4,363	3,926
	$ 190.7	$ 181.4	$ 156.4	$ 146.8	$ 145.8	$ 148.5	$ 136.7

At-A-Glance

BEAZER HOMES USA, INC.

State	Backlog at September 30, 2003	FY 2003 Closings	Active Subdivisions at September 30, 2003	Average Price of Homes Closed in FY 2003
SOUTHEAST				
Florida	755	1,464	45	$236,700
Georgia	188	480	19	162,700
North and South Carolina	1,119	2,554	87	139,700
Tennessee/Mississippi	259	662	27	180,645
WEST				
Arizona	707	1,351	29	158,400
California	701	2,041	32	305,609
Colorado	143	271	18	423,400
Nevada	736	1,025	18	204,400
CENTRAL				
Texas	396	1,239	39	155,600
MID-ATLANTIC				
Maryland/Delaware	274	246	12	332,300
New Jersey/Pennsylvania	213	276	9	314,900
Virginia	630	716	19	332,500
MIDWEST				
Indiana	908	2,197	101	138,800
Kentucky	119	187	6	124,700
Ohio	278	700	33	157,800
TOTAL	7,426	15,409	494	$201,300

	Name	Division
SOUTHEAST		
	J. Martin Shaffer, Jr.	Southeast Region
	Scott K. Thorson	South Atlantic Region
	H. Eddie Phillips	Nashville Division
	David G. Byrnes	Orlando Division
	Gilford Edwards	Myrtle Beach Division
	Peter Canalia	Memphis Division
	Frank L. Finlaw	Charleston Division
	Curt Hathaway	Charlotte Division
	Barbara Moore	Jacksonville Division
	James Beck	Raleigh Division
	Scott Osmond	Ft. Myers Division
	Louis E. Steffens	Georgia Division
	Ed Suchora	Tampa Division
	E. Edward Pate, Jr.	Columbia Division
WEST		
	Kent A. Lay, Jr.	Mountain West and Central Region
	Gerald A. Gates	Southern California
	Clarence Clemons	Los Angeles Division
	Joavan Tseng	Orange County Division
	Brady Bartlett	Arizona Division
	Anthony R. Tonso	Northern California Division
	Peter H. Simons	Colorado Division
	William A. June	Nevada Division
CENTRAL		
	Kurt S. Watzek	Houston Division
	Bruce French	Dallas Division
MID-ATLANTIC		
	Donald W. Knutson	Mid-Atlantic Region
	David L. Carney	Maryland Division
	Paul R. Schneier	New Jersey Division
	Donald W. Knutson	Virginia Division
MIDWEST		
	James Feldman	Midwest Region
	David Dugger	Indianapolis Division
	Charles Giese	Fort Wayne Division
	Larry M. Hoffmaster	Cincinnati/Dayton Division
	Charles F. Holle	Lafayette Division
	Anthony Incorvia	Lexington Division
	Jeff Logsdon	Columbus Division
	Clifford O. White	Indianapolis Division
BEAZER MORTGAGE		
	Ron J. Kuhn	Beazer Mortgage Corporation

Shareholder and Corporate Information

CORPORATE HEADQUARTERS
Beazer Homes USA, Inc.
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
Telephone: (770) 829-3700
www.beazer.com

GENERAL COUNSEL
C. Lowell Ball, Esq., Senior Vice President, General Counsel

INDEPENDENT AUDITORS
Deloitte & Touche LLP

BEAZER CONFIDENTIAL ETHICS HOTLINE
Beazer Homes is committed to the highest standards of ethical conduct in its financial affairs and reporting. To help ensure that all instances of known or suspected fraud, theft, accounting or auditing improprieties or other financial misconduct are reported, the Company has set up a confidential ethics hotline at 1-800-383-0863 or through the Investor Relations section of www.beazer.com.

All communications to the Hotline are made anonymously and then transmitted directly to the Company's Senior Vice President, General Counsel where they are reviewed and investigated as appropriate. Persons who in good faith report evidence of known or suspected fraud, theft, accounting or auditing improprieties or other financial misconduct will not be retaliated against because of such reports.

INQUIRIES
Individuals seeking financial data should contact James O'Leary, Executive Vice President and Chief Financial Officer, or Leslie H. Kratcoski, Director of Investor Relations.

Others seeking information about the company and its operations should contact Ian J. McCarthy, President and Chief Executive Officer.

FORM 10-K
Copies of Beazer Homes USA, Inc.'s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission will be furnished upon written request to Leslie H. Kratcoski, Director of Investor Relations, or can be accessed at www.beazer.com.

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(212) 936-5100

TRADING INFORMATION
Beazer Homes USA, Inc. lists its common shares on the New York Stock Exchange (NYSE) under the symbol "BZH." On December 12, 2003, the last reported sales price of the company's common stock on the NYSE was $101.05.

ANNUAL MEETING
The annual stockholders' meeting will be held at 2:00 p.m. ET on February 10, 2004, at our offices at 1000 Abernathy Road, Atlanta, Georgia 30328.

DUPLICATE MAILINGS
If you are receiving duplicate or unwanted copies of our publications, please contact American Stock Transfer & Trust Company at the number listed above or contact Leslie H. Kratcoski, Director of Investor Relations.

A Positive in the Community


HOMEAID
AMERICA

HELPING OTHERS SAY "SOMEDAY STARTS TODAY"

Beazer Homes' new national brand tag line carries poignant meaning for the thousands of men, women and children who end up temporarily homeless across the nation. Through our work with HomeAid America, we play a role in helping them start their future again.

HomeAid is the largest provider of transitional housing in the country for the temporarily homeless. For the past 14 years, this public-private non-profit partnership has been dedicated to building and renovating shelters, and Beazer Homes has been proud to be a leading partner in these efforts.

Our relationship with HomeAid has been wide ranging. We are a national sponsor through an annual pledge to the organization and are actively involved with local chapters around the country. Beazer Homes divisions have participated in building and renovating shelters across the country, from California to Texas to Virginia. Most recently, we partnered with Georgia-Pacific to build a shelter at the National Association of Home Builders International Builders Show in Las Vegas that was completed in early 2003. The shelter, donated to Olive Crest, a leading organization in the prevention and treatment of child abuse, has become a home for children who are escaping a violent or abusive environment.

In addition to these projects, Beazer Homes President and CEO Ian McCarthy serves as the chairman of HomeAid America's National Advisory Board, and countless Beazer Homes employees contribute their own time and talent to construction projects and other fundraising events.

Beazer Homes is proud and honored to be associated with an organization that can help those who find themselves homeless say, "Someday starts today."

"This shelter, the result of HomeAid's partnership with Beazer Homes and Georgia-Pacific, provides a safe and loving environment, truly making a difference in the lives of young people in the Las Vegas area who have been victims of child abuse. For years to come, this shelter will enable Olive Crest to continue to provide shelter, care and professional treatment to abused children and their families, which we have been doing since 1973."

Donald Verleur II, Chief Executive Officer of Olive Crest



The shelter constructed in the Show Village of the International Builders Show in Las Vegas was donated to Olive Crest, an organization dedicated to the prevention and treatment of child abuse.



The HomeAid Shelter Dedication Ceremony; January 2003, International Builders Show, Las Vegas.

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Beazer
Homes

Beazer Homes USA, Inc.
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328

(770) 829-3700
www.beazer.com